KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 12 DATED JUNE 25, 2015
TO THE PROSPECTUS DATED APRIL 15, 2015

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated April 15, 2015, as supplemented by supplement no. 1 dated as of December 11, 2014 and supplement no. 2 dated April 15, 2015. Supplement no. 1, supplement no. 2 and this supplement no. 12, together, supersede and replace all prior supplements to the April 15, 2015 prospectus. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering and termination date of our primary public offering stage;

•	information with respect to our real estate and real estate-related investments;

•	an update regarding allocation of investment opportunities;

•	risks related to an investment in us;

•	selected financial data;

•	funds from operations and modified funds from operations for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012;

•	distributions declared and paid for the year ended December 31, 2014 and the three months ended March 31, 2015;

•	distributions declared for the period from April 2015 through July 2015;

•	fees earned by and expenses reimbursable to our advisor and the dealer manager;

•	information regarding our share redemption program;

•	information regarding the net tangible book value of our shares;

•	information regarding our indebtedness;

•	quantitative and qualitative disclosures about market risk;

•	departures and appointments at our company and our affiliates;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our quarterly report on Form 10-Q for the period ended March 31, 2015;

•	information incorporated by reference; and

•	our unaudited financial statements and the notes thereto as of and for the period ended March 31, 2015.
Status of the Offering and Termination of Our Public Offering Stage
We commenced this offering of up to 280,000,000 shares, or up to $2,760,000,000 of shares, of common stock on October 26, 2010. We ceased offering shares of common stock in this primary offering on May 29, 2015 and are continuing to process subscriptions. Subscriptions must be dated on or before May 29, 2015, and subscriptions and all related documents and funds must be received by us in good order no later than July 28, 2015.
As of June 18, 2015, we had accepted aggregate gross offering proceeds of $1.8 billion, related to the sale of 174,435,741 shares of common stock, including 7,379,829 shares of common stock sold under our dividend reinvestment plan for gross offering proceeds of $72.0 million.  Accordingly, as of June 18, 2015, there were $985.5 million of shares of common stock available for sale in this offering, including $688.0 million of shares under our dividend reinvestment plan.
We plan to continue to offer shares under our dividend reinvestment plan beyond the termination of this primary offering. In some states, we will need to renew the registration statement annually or file a new registration statement to continue the dividend reinvestment plan offering.
We may terminate our dividend reinvestment plan offering at any time.

Real Estate and Real Estate-Related Investments Summary
Real Estate Investments
As of March 31, 2015, we owned 20 office properties encompassing in the aggregate approximately 8.2 million rentable square feet. We acquired each of these properties from third parties unaffiliated with us or our advisor. The following table is a summary of our real estate portfolio as of March 31, 2015:

Property	Location	Rentable Square Feet	Date Acquired	Property Type	Purchase Price (1) (in thousands)	Annualized Base Rent (2) (in thousands)	Average Annualized Base Rent per Sq. Ft. (3)	Average Remaining Lease Term in Years	Occupancy

Domain Gateway	Austin, TX	173,962	09/29/2011	Office	$48,114	$3,716	$21.36	4.4	100.0%
Town Center	Plano, TX	522,043	03/27/2012	Office	113,991	12,023	24.49	4.3	94.0%
McEwen Building	Franklin, TN	175,262	04/30/2012	Office	40,740	4,471	25.85	3.8	98.7%
Gateway Tech Center	Salt Lake City, UT	199,361	05/09/2012	Office	30,726	3,974	23.29	4.3	85.6%
Tower on Lake Carolyn	Irving, TX	364,336	12/21/2012	Office	46,426	7,244	21.50	3.3	92.5%
RBC Plaza	Minneapolis, MN	709,690	01/31/2013	Office	125,560	9,342	17.04	6.8	77.3%
One Washingtonian Center	Gaithersburg, MD	314,175	06/19/2013	Office	86,220	9,032	29.40	7.7	97.8%
Preston Commons	Dallas, TX	427,799	06/19/2013	Office	110,379	11,303	28.47	4.1	92.8%
Sterling Plaza	Dallas, TX	313,609	06/19/2013	Office	74,284	7,088	26.18	3.5	86.3%
201 Spear Street	San Francisco, CA	252,591	12/03/2013	Office	121,975	10,338	44.61	2.7	91.7%
500 West Madison	Chicago, IL	1,457,724	12/16/2013	Office	428,932	34,423	25.41	4.9	92.9%
222 Main	Salt Lake City, UT	426,657	02/27/2014	Office	171,768	14,084	35.64	8.5	92.6%
Anchor Centre	Phoenix, AZ	333,014	05/22/2014	Office	85,078	7,289	27.33	5.1	80.1%
171 17th Street	Atlanta, GA	509,237	08/25/2014	Office	133,768	11,189	24.62	6.2	89.3%
Rocklin Corporate Center	Rocklin, CA	220,020	11/06/2014	Office	33,304	4,282	21.58	4.8	90.2%
Reston Square	Reston, VA	139,071	12/03/2014	Office	48,514	5,008	39.40	7.3	91.4%
Ten Almaden	San Jose, CA	309,255	12/05/2014	Office	117,574	10,213	37.04	4.4	89.2%
Towers at Emeryville	Emeryville, CA	815,018	12/23/2014	Office	248,477	22,761	33.22	3.2	84.1%
101 South Hanley	St. Louis, MO	346,451	12/24/2014	Office	62,761	7,337	25.15	5.3	84.2%
3003 Washington Blvd.	Arlington, VA	210,804	12/30/2014	Office	150,444	11,343	60.78	13.3	88.5%
		8,220,079			$2,279,035	$206,460	$28.14	5.2	89.2%
_____________________
(1) Purchase price includes acquisition fees and closing costs.
(2) Annualized base rent represents annualized contractual base rental income as of March 31, 2015, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.
(3) Average annualized base rent per square foot is calculated as the annualized base rent divided by the leased square feet.
Other than for the RBC Plaza, 500 West Madison and the Towers at Emeryville, we do not intend to make significant renovations or improvements to any individual real estate property listed above in the near term. At acquisition, we projected an investment of approximately $26.6 million for renovations and improvements to the RBC Plaza in the first four years of ownership, including the conversion of approximately 32,000 rentable square feet of retail space into office space. As of March 31, 2015, we had invested approximately $21.7 million for renovations and improvements to the RBC Plaza. At acquisition, we projected an investment of approximately $70.0 million for renovations and improvements to 500 West Madison in the first six years of ownership. As of March 31, 2015, we had invested approximately $15.5 million for renovations and improvements to 500 West Madison. At acquisition, we projected an investment of approximately $42.8 million for renovations and improvements to the Towers at Emeryville in the first five years of ownership. We expect to fund these renovations and improvements with proceeds from debt financing, proceeds from our primary offering and proceeds from our dividend reinvestment plan
We believe that our real estate investments are suitable for their respective intended purposes and adequately insured.

Significant Tenants
As of March 31, 2015, no tenant represented more than 10% of our annualized base rent and our portfolio’s highest tenant industry concentration (greater than 10% of annualized base rent) was as follows:

Industry	Number of Tenants	Annualized Base Rent (1) (in thousands)	Percentage of Annualized Base Rent

Finance	125	$47,902	23.2%
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(1) Annualized base rent represents annualized contractual base rental income as of March 31, 2015, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.
As of March 31, 2015, no other tenant industries accounted for more than 10% of our annualized base rent. No material tenant credit issues have been identified at this time.
Geographic Concentration Risk
As of March 31, 2015, our net investments in real estate in California, Illinois, and Texas represented 20%, 16% and 14% of our total assets, respectively.  As a result, the geographic concentration of our portfolio makes us particularly susceptible to adverse economic developments in the California, Illinois, and Texas real estate markets.  Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect our operating results and our ability to make distributions to stockholders.
Portfolio Lease Expirations
The following table sets forth a schedule of expiring leases for our real estate portfolio by number of leases, annualized base rent and leased rentable square feet as of March 31, 2015:

Year of Expiration	Number of Leases Expiring	Annualized Base Rent Expiring (1) (in thousands)	% of Portfolio Annualized Base Rent Expiring	Leased Square Feet Expiring	% of Portfolio Leased Square Feet Expiring
Month to Month	15	$622	0.3%	92,736	1.3%
2015	75	11,713	5.7%	434,340	5.9%
2016	83	18,294	8.8%	663,075	9.0%
2017	115	21,830	10.6%	774,407	10.6%
2018	90	20,031	9.7%	667,919	9.1%
2019	85	30,913	15.0%	1,125,692	15.3%
2020	49	22,137	10.7%	837,201	11.4%
2021	21	10,468	5.1%	486,881	6.6%
2022	38	17,751	8.6%	581,789	7.9%
2023	18	15,812	7.6%	616,790	8.4%
2024	22	12,139	5.9%	400,068	5.5%
Thereafter	18	24,750	12.0%	654,971	9.0%
Total	629	$206,460	100.0%	7,335,869	100.0%
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(1) Annualized base rent represents annualized contractual base rental income as of March 31, 2015, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

Real Estate Investments Subsequent to March 31, 2015
Village Center Station
On May 20, 2015, we, through an indirect wholly owned subsidiary, acquired an office property containing 234,915 rentable square feet located on approximately 3.2 acres of land in the Denver submarket of Greenwood Village, Colorado (“Village Center Station”). The seller is not affiliated with us or our advisor.
The purchase price of Village Center Station was $76.7 million plus closing costs. We funded the purchase of Village Center Station with proceeds from this offering, but may later place mortgage debt on the property.
Village Center Station was constructed in 2009.  At acquisition, Village Center Station was 99% leased to 11 tenants with a weighted-average remaining lease term of approximately 4.9 years. The annualized base rent for the tenants of Village Center Station was approximately $5.8 million. The average annualized base rent per square foot was $25.27.
We believe that Village Center Station is suitable for its intended purpose and is adequately insured. We do not intend to make significant renovations or improvements to Village Center Station.
Park Place Village
On June 18, 2015, we, through an indirect wholly owned subsidiary, acquired a mixed-use office/retail property containing 372,201 rentable square feet of office space and 110,918 rentable square feet of retail space located on approximately 17.1 acres of land in the Kansas City submarket of Leawood, Kansas (“Park Place Village”). The seller is not affiliated with us or our advisor.
The purchase price of Park Place Village was $126.5 million plus closing costs. We funded the acquisition of Park Place Village with proceeds from this offering. The property was added as additional collateral to the Portfolio Loan, see “Real Estate and Real Estate-Related Investments Summary - Debt Financings Subsequent to March 31, 2015” below.
Park Place Village consists of 10 separate buildings that were built in various stages starting in 2007.  At acquisition, Park Place Village was 97% leased to 60 tenants with a weighted-average remaining lease term of 6.9 years.  The annualized base rent for the tenants of Park Place Village was approximately $13.9 million. The average annualized base rent per square foot was $29.79.
We believe that Park Place Village is suitable for its intended purpose and is adequately insured. We do not intend to make significant renovations or improvements to Park Place Village.
201 17th Street
On June 23, 2015, we, through an indirect wholly owned subsidiary, acquired an office property containing 355,870 rentable square feet located on approximately 0.5 acres of land in Atlanta, Georgia (“201 17th Street”). The seller is not affiliated with us or our advisor.
The purchase price of 201 17th Street was approximately $98.3 million plus closing costs. We funded the purchase of 201 17th Street with proceeds from this offering, but may later place mortgage debt on the property.
201 17th Street was constructed in 2007.  At acquisition, 201 17th Street was 93% leased to 19 tenants with a weighted-average remaining lease term of 7.7 years. The annualized base rent for the tenants of 201 17th Street was approximately $9.5 million. The average annualized base rent per square foot was $28.82. The amounts above include a portion of an executed lease that has yet to commence.
We believe that 201 17th Street is suitable for its intended purpose and is adequately insured. We do not intend to make significant renovations or improvements to 201 17th Street.

Probable Investment Subsequent to March 31, 2015
Promenade I & II at Eilan
On June 11, 2015, we, through an indirect wholly owned subsidiary, entered into a stock purchase agreement to acquire 100% of the common stock (the “Common Stock”) of two single asset corporations that are treated as real estate investment trusts for federal income tax purposes (collectively, the “Promenade I & II at Eilan REITs”) from a seller that is not affiliated with us or our advisor. Indirect wholly owned subsidiaries of the Promenade I & II at Eilan REITs are fee owners of two office buildings encompassing an aggregate of 200,072 rentable square feet located on approximately 6.3 acres of land in San Antonio, Texas (“Promenade I & II at Eilan”). After our acquisition of the Common Stock, the Promenade I & II at Eilan REITs will each have 125 shares of Series A non-voting preferred stock outstanding that will be redeemable at a price per share of $1,000 plus accrued and unpaid dividends as of the redemption date. We intend to redeem all of the outstanding 125 shares of Series A non-voting preferred stock by December 2015.
The contractual purchase price of the Common Stock is $62.2 million plus closing costs. We intend to fund the purchase of the Common Stock with proceeds from a mortgage loan from an unaffiliated lender and proceeds from this offering. We are currently negotiating the terms of the mortgage loan. Pursuant to the stock purchase agreement, we would be obligated to purchase the Common Stock only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $1.4 million of earnest money.
Promenade I & II at Eilan consists of two buildings that were built in 2011.  As of June 1, 2015, Promenade I & II at Eilan collectively was 100% leased to 15 tenants with a weighted-average remaining lease term of 6.2 years. The annualized base rent for the tenants of Promenade I & II at Eilan was approximately $5.0 million. The average annualized base rent per square foot was $24.88.
We believe that Promenade I & II at Eilan is suitable for its intended purpose and is adequately insured. We do not intend to make significant renovations or improvements to Promenade I & II at Eilan.
Real Estate-Related Investment
As of March 31, 2015, we, through an indirect wholly owned subsidiary, had originated a real estate loan receivable as follows (dollars in thousands):

	Date Acquired / Originated	Property Type	Loan Type	Payment Type	Outstanding Principal Balance as of March 31, 2015 (1)	Purchase/ Origination Price (2)	Book Value as of March 31, 2015 (3)	Book Value as of December 31, 2014 (3)	Loan-to- Value	Contractual Interest Rate (4)	Annualized Effective Interest Rate (4)	Maturity Date
Loan Name Location of Related Property or Collateral

Aberdeen First Mortgage Loan
Dallas, Texas	06/24/2011	Office	Mortgage	(5)	$21,462	$21,462	$21,498	$20,010	(6)	7.5%	7.5%	07/01/2016
____________________
(1) Outstanding principal balance as of March 31, 2015 represents original principal balance outstanding under the loan, increased for any subsequent fundings and reduced for any principal paydowns, and does not include closing costs and direct acquisition and origination fees.
(2) Purchase/origination price represents the amount funded by us to acquire or originate the loan, increased for any subsequent fundings, decreased for any principal repayments, and does not include closing costs and direct acquisition and origination fees. The purchase/origination price as of March 31, 2015 is net of $268,000 of principal repayments.
(3) Book value represents outstanding principal balance, adjusted for unamortized origination fees and direct acquisition and origination expenses.
(4) Contractual interest rate is the stated interest rate on the face of the loan. Annualized effective interest rate is calculated as the actual interest income recognized in 2015, using the interest method, divided by the average amortized cost basis of the investment. The annualized effective interest rate and contractual interest rate presented are as of March 31, 2015.
(5) Monthly payments were interest only for the first 23 months of the term of the loan, and as of July 2013 became payments of principal and interest, with principal calculated using an amortization schedule of 30 years and with the remaining principal balance and all accrued and unpaid interest and all other charges due at maturity. As of June 18, 2015, $21.6 million was outstanding under the Aberdeen First Mortgage Loan.
(6) At origination, the Aberdeen First Mortgage Loan loan-to-value ratio was 44.1%, based upon the amount funded at origination (excluding closing costs and certain other fees) and the “as-is” appraised value of the building securing the loan. At origination, we estimated the fully-funded loan to value ratio of the Aberdeen First Mortgage Loan would be approximately 57%, based upon funding the full $23.9 million under the loan, excluding closing costs and certain other fees and expenses, and assuming the “stabilized” appraised value of the building. The loan-to-value ratio will vary over time as the borrower makes draws on the loan, tenant leases are signed and tenant and capital improvements are made to the building. We can give no assurance if or when the building will reach the “stabilized” appraised value. As of the origination date, the building was 4% leased and as of March 31, 2015, the building was 82% leased. Appraisals are based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the underlying property. An appraisal of a non-stabilized property, in particular, involves a high degree of subjectivity due to high vacancy levels, uncertainties with respect to future market rental rates and the timing of lease-up and stabilization, and such appraisal may not reflect the actual fair value of the property. Different assumptions may materially change the appraised value of the property. In addition, the value of the property will change over time.

Outstanding Debt Obligations
As of March 31, 2015, our borrowings and other liabilities were approximately 51% of both the cost (before deducting depreciation or other noncash reserves) and book value (before deducting depreciation) of our tangible assets. The following table details our outstanding debt as of March 31, 2015 (dollars in thousands):

	Outstanding Principal Balance	Contractual Interest Rate (1)	Effective Interest Rate (1)	Payment Type	Maturity Date (2)	% of Total Indebtedness

Town Center Mortgage Loan	$75,000	One-month LIBOR + 1.85%	2.87%	Interest Only	03/27/2018	6%
Portfolio Loan (4)	130,000	One-month LIBOR + 1.75%	1.92%	Interest Only	04/01/2018	11%
RBC Plaza Mortgage Loan	74,465	One-month LIBOR + 1.80%	2.54%	Interest Only	02/01/2017	6%
National Office Portfolio Mortgage Loan (5)	166,893	One-month LIBOR + 1.50%	2.77%	Interest Only	07/01/2017	13%
500 West Madison Mortgage Loan (6)	215,000	One-month LIBOR + 1.65%	3.16%	Interest Only	12/16/2018	17%
222 Main Mortgage Loan	102,700	3.97%	3.97%	Interest Only (3)	03/01/2021	8%
Anchor Centre Mortgage Loan	50,000	One-month LIBOR + 1.50%	1.67%	Interest Only	06/01/2017	4%
171 17th Street Mortgage Loan (7)	79,500	One-month LIBOR + 1.45%	2.69%	Interest Only (3)	09/01/2018	6%
Reston Square Mortgage Loan	23,840	One-month LIBOR + 1.50%	1.67%	Interest Only	02/01/2018	2%
Ten Almaden Mortgage Loan (8)	63,540	One-month LIBOR + 1.65%	1.82%	Interest Only	01/01/2018	5%
Towers at Emeryville Mortgage Loan (9)	142,500	One-month LIBOR + 1.75%	1.92%	Interest Only	01/15/2018	12%
101 South Hanley Mortgage Loan (10)	34,500	One-month LIBOR + 1.55%	1.72%	Interest Only (3)	01/01/2020	3%
3003 Washington Boulevard Mortgage Loan	89,000	One-month LIBOR + 1.55%	1.72%	Interest Only	02/01/2020	7%
	$1,246,938					100%
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(1) Contractual interest rate represents the interest rate in effect under the loan as of March 31, 2015. Effective interest rate is calculated as the actual interest rate in effect as of March 31, 2015 (consisting of the contractual interest rate and the effect of interest rate swaps, if applicable), using interest rate indices as of March 31, 2015, where applicable.
(2) Represents the maturity date as of March 31, 2015; subject to certain conditions, the maturity date of certain loans may be extended beyond the date shown.
(3) Represents the payment type required under the loan as of March 31, 2015. Certain future monthly payments due under these loans also include amortizing principal payments. For more information about our contractual obligations under our notes payable, see the five year maturity table in Note 6, “Notes Payable”, to our unaudited consolidated financial statements as of and for the period ended March 31, 2015.
(4) As of June 18, 2015, the Portfolio Loan was secured by Domain Gateway, the McEwen Building, Gateway Tech Center, the Tower on Lake Carolyn and 201 Spear Street. The face amount of the Portfolio Loan is $200.0 million, of which $130.0 million is term debt and $70.0 million is revolving debt. As of June 18, 2015, the outstanding balance under the loan was $130.0 million and was composed of $130.0 million of term debt. As of June 18, 2015, $60.3 million of the revolving debt remained available for immediate future disbursements, subject to certain conditions set forth in the loan agreement. The remaining $9.7 million of revolving debt is available for future disbursements upon us meeting certain financial coverage ratios and subject to certain conditions set forth in the loan agreement. During the term of the Portfolio Loan, we have an option, which may be exercised up to three times, to increase the loan amount to a maximum of $350.0 million, of which 65% would be term debt and 35% would be revolving debt, with the addition of one or more properties to secure the Portfolio Loan, subject to certain conditions contained in the loan documents. On June 22, 2015, we entered into a modified loan agreement. See below “– Debt Financings Subsequent to March 31, 2015 – Portfolio Loan Modification.”
(5) The National Office Portfolio Mortgage Loan is secured by One Washingtonian Center, Preston Commons and Sterling Plaza.
(6) As of June 18, 2015, $215.0 million was outstanding and $40.0 million remained available for future disbursements, subject to certain terms and conditions contained in the loan documents.
(7) As of June 18, 2015, $79.5 million had been disbursed to us and $6.0 million remained available to be used for future disbursements, subject to certain conditions set forth in the loan documents. Beginning October 1, 2017 and continuing on the first day of each month thereafter through the maturity date of the loan, the committed amount of $85.5 million (the “171 17th Street Mortgage Committed Amount”) will be reduced by $69,300 per month. To the extent that, following any such reduction in the 171 17th Street Mortgage Committed Amount, the outstanding principal balance of the loan exceeds the then 171 17th Street Mortgage Committed Amount, the 171 17th Street owner will pay to the lender a principal payment in an amount sufficient to reduce the outstanding principal balance of the loan to an amount less than the then reduced 171 17th Street Mortgage Committed Amount. The remaining principal balance, all accrued and unpaid interest and any other amounts will be due at maturity.
(8) As of June 18, 2015, $63.5 million had been disbursed to us and $13.1 million remained available for future disbursements, subject to certain conditions set forth in the loan documents.
(9) As of June 18, 2015, $142.5 million had been disbursed to us and $32.5 million remained available for future disbursements, subject to certain conditions set forth in the loan documents.
(10) As of June 18, 2015, $34.5 million had been disbursed to us and $12.7 million remained available to be used for future disbursements, subject to certain conditions set forth in the loan documents.

We and KBS REIT Properties III, LLC (“REIT Properties III”), our wholly owned subsidiary, are providing a limited guaranty of the Town Center Mortgage Loan with respect to certain potential costs, expenses, losses, damages and other sums which may result from certain intentional acts committed by us, the borrower under the Town Center Mortgage Loan, REIT Properties III, our advisor and/or any of their affiliates in violation of the loan documents. REIT Properties III is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Town Center Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the borrower under the loan.
REIT Properties III is providing a limited guaranty of the RBC Plaza Mortgage Loan with respect to certain potential deficiencies, losses or damages suffered by the lender resulting from certain intentional acts committed by the borrower under the loan or REIT Properties III in violation of the loan documents. REIT Properties III is also providing a guaranty of the principal balance and any interest or other sums outstanding under the RBC Plaza Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the borrower under the loan.
REIT Properties III is providing a limited guaranty of the National Office Portfolio Mortgage Loan with respect to certain potential deficiencies, losses or damages suffered by the lender as a result of certain intentional actions committed by any borrower under the National Office Portfolio Mortgage Loan or REIT Properties III in violation of the loan documents. REIT Properties III is also providing a guaranty of the principal balance and any interest or other sums outstanding under the National Office Portfolio Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving any borrower under the National Office Portfolio Mortgage Loan.
REIT Properties III is providing a limited guaranty of the 500 West Madison Mortgage Loan with respect to certain potential fees, costs, expenses, losses or damages incurred or suffered by the lender as a result of certain intentional actions committed by us, the borrower under the 500 West Madison Mortgage Loan, REIT Properties III, our advisor and/or any affiliates of us or REIT Properties III in violation of the loan documents. REIT Properties III is also providing a guaranty of the principal balance and any interest or other sums outstanding under the 500 West Madison Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the borrower under the 500 West Madison Mortgage Loan or REIT Properties III.
REIT Properties III is providing a limited guaranty of the 222 Main Mortgage Loan with respect to certain potential fees, costs, expenses, losses or damages incurred or suffered by the lender as a result of certain intentional actions committed by the borrower under the 222 Main Mortgage Loan in violation of the loan documents. REIT Properties III is also providing a guaranty of the principal balance and any interest or other sums outstanding under the 222 Main Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the borrower under the 222 Main Mortgage Loan, certain direct or indirect transfers or financings of 222 Main in violation of the loan documents and the violation of certain other terms of the loan documents by the borrower under the 222 Main Mortgage Loan.
REIT Properties III is providing a guaranty of 25% of the principal outstanding under the Anchor Centre Mortgage Loan on the date the loan becomes due and payable in full. REIT Properties III is also providing a guaranty of 100% of any deficiency, loss or damage suffered by the lender under the Anchor Centre Mortgage Loan as a result of certain (i) intentional actions committed by the borrower under the Anchor Centre Mortgage Loan and/or REIT Properties III in violation of the loan documents, or (ii) bankruptcy or insolvency proceedings involving the borrower under the Anchor Centre Mortgage Loan.
REIT Properties III is providing a guaranty of 25% or, in certain circumstances as described in the loan documents, 35%, of the principal outstanding under the 171 17th Street Mortgage Loan on the date the loan becomes due and payable in full. REIT Properties III is also providing a guaranty of 100% of any deficiency, loss or damage suffered by the lender under the     171 17th Street Mortgage Loan as a result of certain (i) intentional actions committed by the borrower under the 171 17th Street Mortgage Loan and/or REIT Properties III in violation of the loan documents, or (ii) bankruptcy or insolvency proceedings involving the borrower under the 171 17th Street Mortgage Loan.
REIT Properties III is providing a guaranty of 25% or, in certain circumstances as described in the loan documents, 35%, of the principal outstanding under the Reston Square Mortgage Loan on the date the loan becomes due and payable in full. REIT Properties III is also providing a guaranty of 100% of any deficiency, loss or damage suffered by the lender under the Reston Square Mortgage Loan as a result of certain (i) intentional actions committed by the borrower under the Reston Square Mortgage Loan and/or REIT Properties III in violation of the loan documents, or (ii) bankruptcy or insolvency proceedings involving the borrower under the Reston Square Mortgage Loan.

REIT Properties III is providing a limited guaranty of the principal outstanding under the Ten Almaden Mortgage Loan on the date the loan becomes due and payable in full. REIT Properties III is also providing a guaranty of 100% of any deficiency, loss or damage suffered by the lender under the Ten Almaden Mortgage Loan as a result of certain (i) intentional actions committed by the borrower under the Ten Almaden Mortgage Loan and/or REIT Properties III in violation of the loan documents, or (ii) bankruptcy or insolvency proceedings involving the borrower under the Ten Almaden Mortgage Loan.
REIT Properties III is providing a guaranty of 25% of the principal outstanding under the Towers at Emeryville Mortgage Loan on the date the loan becomes due and payable in full. REIT Properties III is also providing a guaranty with respect to any deficiency, loss or damage suffered by the lender under the Towers at Emeryville Mortgage Loan as a result of certain intentional actions committed by the borrower under the Towers at Emeryville Mortgage Loan and/or REIT Properties III in violation of the loan documents. REIT Properties III is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Towers at Emeryville Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the borrower under the Towers at Emeryville Mortgage Loan, REIT Properties III and/or any of their affiliates.
REIT Properties III is providing a guaranty of 25% of the principal outstanding under the 101 South Hanley Mortgage Loan on the date the loan becomes due and payable in full. REIT Properties III is also providing a guaranty with respect to certain potential fees, costs, expenses, losses or damages incurred or suffered by the lender under the 101 South Hanley Mortgage Loan as a result of certain intentional actions committed by us, the borrower under the 101 South Hanley Mortgage Loan, REIT Properties III, our advisor, and/or any affiliate of us or REIT Properties III in violation of the loan documents. REIT Properties III is also providing a guaranty of the principal balance and any interest or other sums outstanding under the 101 South Hanley Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the borrower under the 101 South Hanley Mortgage Loan or REIT Properties III.
REIT Properties III is providing a limited guaranty, in connection with the 3003 Washington Boulevard Mortgage Loan, of the payment of certain potential costs, expenses, losses, damages, penalties, claims or other obligations incurred or suffered by the lenders as a result of certain intentional actions committed by REIT Properties III, the borrowers under the 3003 Washington Boulevard Mortgage Loan and/or any of their affiliates in violation of the loan documents. REIT Properties III is also providing a guaranty of the principal balance and any interest or other sums outstanding under the 3003 Washington Boulevard Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the borrowers under the 3003 Washington Boulevard Mortgage Loan, as described in the guaranty of recourse carveouts.
Debt Financings Subsequent to March 31, 2015
Rocklin Corporate Center Mortgage Loan
On May 6, 2015, we, through an indirect wholly owned subsidiary (the “Rocklin Corporate Center Borrower”), entered into a mortgage loan with an unaffiliated lender for borrowings of up to $22.9 million secured by Rocklin Corporate Center (the “Rocklin Corporate Center Mortgage Loan”). At closing, $19.1 million of the loan was funded and the remaining $3.8 million was available for future disbursements to be used for tenant improvements and leasing commissions, subject to certain terms and conditions contained in the loan documents. The Rocklin Corporate Center Mortgage Loan matures on June 5, 2018, with two one-year extension options, subject to certain terms and conditions contained in the loan documents. The Rocklin Corporate Center Mortgage Loan bears interest at a floating rate of 150 basis points over one-month LIBOR. Monthly payments are interest-only during the initial term. The Rocklin Corporate Center Borrower has the right to repay the loan in part and in whole at any time subject to certain conditions and fees as described in the loan documents.
REIT Properties III is providing a guaranty of an amount not greater than 25% of the outstanding balance of the Rocklin Corporate Center Mortgage Loan on the date the loan becomes due and payable in full. REIT Properties III is also providing, in certain circumstances as described in the guaranty, a guaranty with respect to any cost, loss or damage suffered by the lender under the Rocklin Corporate Center Mortgage Loan as a result of certain intentional actions committed by the Rocklin Corporate Center Borrower and/or REIT Properties III in violation of the loan documents. REIT Properties III is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Rocklin Corporate Center Mortgage Loan in the event of certain transfer, encumbrance, bankruptcy or insolvency proceedings involving the Rocklin Corporate Center Borrower or REIT Properties III and/or any of their affiliates.

Portfolio Loan Modification
On June 22, 2015, we entered into a modified loan agreement to extend the initial maturity date of the Portfolio Loan to June 1, 2019, with a one-year extension option, subject to certain conditions contained in the loan agreement, and to modify the interest rate under the loan. The Portfolio Loan, as modified, bears interest at a floating rate of 190 basis points over one-month LIBOR and monthly payments are interest only with the entire balance due at maturity, assuming no prior prepayment. We have the right to prepay all or a portion of the Portfolio Loan, subject to certain fees and conditions contained in the loan agreement. The $200.0 million Portfolio Loan is composed of $100.0 million of term debt and $100.0 million of revolving debt. The availability of the revolving debt is subject to certain conditions contained in the loan documents.
As of June 22, 2015, the outstanding balance under the loan was $100.0 million of term debt. During the term of the Portfolio Loan, we have an option, which may be exercised up to three times, to increase the loan amount to a maximum of $350.0 million, of which 50% would be term debt and 50% would be revolving debt, with the addition of one or more properties to secure the Portfolio Loan, subject to certain conditions contained in the loan documents.
In connection with the modified loan agreement, we released 201 Spear Street as collateral under the Portfolio Loan and added Park Place Village as collateral to the Portfolio Loan. As such, as of June 22, 2015, the Portfolio Loan is secured by Domain Gateway, the McEwen Building, Gateway Tech Center, the Tower on Lake Carolyn and Park Place Village.
REIT Properties III is providing a guaranty of up to 25% of the outstanding principal balance under the Portfolio Loan, as such amount may be adjusted from time to time pursuant to the terms of the loan documents. Additionally, REIT Properties III is providing a guaranty of any deficiency, loss or damage suffered by the lender under the Portfolio Loan that may result from certain intentional acts committed by the borrowers under the loan, their affiliates, or REIT Properties III, or that may result from certain bankruptcy or insolvency proceedings involving the borrowers, pursuant to the terms of the repayment guaranty.
Allocation of Investment Opportunities
Our acquisition stage will overlap to some extent with KBS Growth & Income REIT, Inc. (“KBS Growth & Income REIT”), a private KBS-sponsored program with a primary investment focus similar to ours.
Until we have fully invested the proceeds from our offering stage, and to the extent that an investment opportunity meets our cash flow requirements, operating needs, diversification goals and overall portfolio mix, we expect KBS Capital Advisors to direct the investment opportunity to us. We terminated our offering stage on May 29, 2015, and subscriptions and all related documents and funds must be received by us in good order no later than July 28, 2015. While we are concluding our acquisition phase, KBS Capital Advisors does not believe it is likely we will be competing directly with KBS Growth & Income REIT for investment opportunities because KBS Capital Advisors believes the initial investment opportunities appropriate for KBS Growth & Income REIT’s portfolio will likely be in a price range of $35 million or less, while we will likely be considering investments at a purchase price in excess of $35 million based on our current portfolio composition and available cash for investment. It is the duty of our board of directors, including the independent directors, to ensure that the allocation method described above is applied fairly to us. Based upon current market conditions, we expect that we will have fully committed the proceeds from our initial public offering within three to six months of ceasing to offer shares to the public. However, from time to time, and based upon asset sales and the maturity, prepayment or workout of debt related investments, we may seek to make additional investments during our operating stage.

Risk Factors
The following risk factor supplements the risk factors appearing in the prospectus.
We have paid distributions in part from financings and expect that in the future we may not pay distributions solely from our cash flow from operating activities. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for investment in properties and other assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.
Our organizational documents permit us to pay distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such distributions. We have paid distributions in part from financings (including with an advance from KBS Capital Advisors, LLC, our advisor, that we have repaid with debt financing) and expect that in the future we may not pay distributions solely from our cash flow from operating activities, in which case distributions may be paid in whole or in part from debt financing. We may also fund such distributions with proceeds from the sale of assets or from the maturity, payoff or settlement of debt investments. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operating activities available for distribution in future periods. If we fund distributions from the sale of assets or the maturity, payoff or settlement of debt investments, this will affect our ability to generate cash flow from operating activities in future periods. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have fewer funds available with which to make real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. In addition, to the extent distributions exceed cash flow from operating activities, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain. There is no limit on the amount of distributions we may fund from sources other than from cash flow from operating activities.
During our public offering stage, when we may raise capital more quickly than we acquire income-producing assets, and from time to time during our operational stage, we may not pay distributions solely from our cash flow from operating activities. We ceased offering shares of common stock in this primary offering on May 29, 2015 and are continuing to process subscriptions. Subscriptions must be dated on or before May 29, 2015, and subscriptions and all related documents and funds must be received by us in good order no later than July 28, 2015.
For the year ended December 31, 2014, we paid aggregate distributions of $56.5 million, including $27.1 million of distributions paid in cash and $29.4 million of distributions reinvested through our dividend reinvestment plan. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with $45.5 million (81%) of cash flow from operating activities and $11.0 million (19%) of debt financing. For the year ended December 31, 2014, our cash flow from operating activities to distributions paid coverage ratio was 89% and our funds from operations to distributions paid coverage ratio was 100%.
For the three months ended March 31, 2015, we paid aggregate distributions of $20.3 million, including $9.5 million of distributions paid in cash and $10.8 million of distributions reinvested through our dividend reinvestment plan. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with $14.2 million (70%) of cash flow from operating activities, $5.1 million (25%) of cash flow from operating activities in excess of distributions paid during second, third and fourth quarters of 2014 and $1.0 million (5%) of debt financing. For the three months ended March 31, 2015, our cash flow from operating activities to distributions paid coverage ratio was 70% and our funds from operations to distributions paid coverage ratio was 119%.
See “Funds from Operations and Modified Funds from Operations” and “Information with Respect to Distributions for the Year Ended December 31, 2014 and the Three Months Ended March 31, 2015” in this supplement.

Selected Financial Data
The following selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained herein for the three months ended March 31, 2015 and contained in our Annual Report on Form 10-K for the year ended December 31, 2014 incorporated by reference into this prospectus (in thousands, except share and per share amounts):

	March 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
Balance sheet data
Total real estate and real estate-related investments, net	$2,206,482	$2,217,090	$1,247,319	$318,661	$92,639	$—
Total assets	2,544,828	2,386,435	1,311,394	349,384	130,858	200
Notes payable	1,246,938	1,322,898	730,690	119,800	42,250	—
Total liabilities	1,362,728	1,424,010	796,163	137,359	45,847	—
Redeemable common stock	38,283	29,329	12,414	4,804	740	—
Total stockholders’ equity	1,143,817	933,096	502,817	207,221	84,271	200
	For the Three Months Ended		For the Years Ended
	March 31, 2015	March 31, 2014	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
Operating data
Total revenues	$68,250	$41,736	$188,896	$80,423	$27,283	$2,512
Net (loss) income	(5,574)	6,727	(12,352)	(21,637)	(7,682)	(2,440)
Net (loss) income per common share - basic and diluted	(0.04)	0.09	(0.14)	(0.50)	(0.40)	(0.66)
Other data
Cash flows provided by (used in) operating activities	14,230	(194)	50,346	20,164	7,657	724
Cash flows used in investing activities	(13,430)	(131,211)	(1,035,952)	(938,610)	(233,423)	(93,527)
Cash flows provided by financing activities	155,269	173,593	1,051,552	928,117	212,105	129,782
Distributions declared	21,581	11,661	59,481	28,309	12,525	2,195
Distributions declared per common share (1)	0.160	0.160	0.650	0.650	0.650	0.340
Weighted-average number of common shares outstanding, basic and diluted	134,638,562	72,753,222	91,374,493	43,547,227	19,253,338	3,724,745
Reconciliation of funds from operations (2)
Net (loss) income	$(5,574)	$6,727	$(12,352)	$(21,637)	$(7,682)	$(2,440)
Depreciation of real estate assets	11,816	6,262	30,088	11,445	4,150	387
Amortization of lease-related costs	17,852	11,007	49,475	23,935	9,715	713
Gain on sale of real estate, net	—	(10,895)	(10,894)	—	—	—
FFO	$24,094	$13,101	$56,317	$13,743	$6,183	$(1,340)
_____________________
(1) Distributions declared per common share assumes each share was issued and outstanding each day for the periods presented. Distributions for the periods from June 24, 2011 through February 28, 2012 and March 1, 2012 through March 31, 2015 were based on daily record dates and calculated at a rate of $0.00178082 per share per day.
(2) We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with U.S. generally accepted accounting principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and provides a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.
FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Investors should exercise caution when using non-GAAP performance measures, such as FFO, to make investment decisions. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

Funds from Operations and Modified Funds from Operations
We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and provides a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.
Changes in accounting rules have resulted in a substantial increase in the number of non-operating and non-cash items included in the calculation of FFO. Items such as acquisition fees and expenses, which had previously been capitalized prior to 2009, are currently expensed and accounted for as operating expenses. As a result, our management also uses modified funds from operations (“MFFO”) as an indicator of our ongoing performance as well as our dividend sustainability. MFFO excludes from FFO: acquisition fees and expenses; adjustments related to contingent purchase price obligations; amounts relating to straight-line rents and amortization of above and below market intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; amortization of closing costs relating to debt investments; impairments of real estate-related investments; mark‑to‑market adjustments included in net income; and gains or losses included in net income for the extinguishment or sale of debt or hedges. We compute MFFO in accordance with the definition of MFFO included in the practice guideline issued by the Investment Program Association (“IPA”) in November 2010 as interpreted by management. Our computation of MFFO may not be comparable to other REITs that do not compute MFFO in accordance with the current IPA definition or that interpret the current IPA definition differently than we do.
We believe that MFFO is helpful as a measure of ongoing operating performance because it excludes costs that management considers more reflective of investing activities and other non-operating items included in FFO.  Management believes that excluding acquisition costs from MFFO provides investors with supplemental performance information that is consistent with management’s analysis of the operating performance of the portfolio over time, including periods after our acquisition stage.  MFFO also excludes non-cash items such as straight-line rental revenue.  Additionally, we believe that MFFO provides investors with supplemental performance information that is consistent with the performance indicators and analysis used by management, in addition to net income and cash flows from operating activities as defined by GAAP, to evaluate the sustainability of our operating performance.  MFFO provides comparability in evaluating the operating performance of our portfolio with other non-traded REITs which typically have limited lives with short and defined acquisition periods and targeted exit strategies.  MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes. However, MFFO has limitations as a performance measure during the offering stage for non-traded REITs where the price of a share of common stock is a stated value, which includes adding in certain projected offering costs. As a result, MFFO should not be used as a metric to determine or evaluate the net asset value.
FFO and MFFO are non-GAAP financial measures and do not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO and MFFO include adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization and the other items described above. Accordingly, FFO and MFFO should not be considered as alternatives to net income as an indicator of our current and historical operating performance. In addition, FFO and MFFO do not represent cash flows from operating activities determined in accordance with GAAP and should not be considered an indication of our liquidity. We believe FFO and MFFO, in addition to net income and cash flows from operating activities as defined by GAAP, are meaningful supplemental performance measures.

Although MFFO includes other adjustments, the exclusion of adjustments for straight-line rent, the amortization of above- and below-market leases, unrealized losses on derivative instruments and acquisition fees and expenses are the most significant adjustments for the periods presented.  We have excluded these items based on the following economic considerations:

•
Adjustments for straight-line rent.  These are adjustments to rental revenue as required by GAAP to recognize contractual lease payments on a straight-line basis over the life of the respective lease.  We have excluded these adjustments in our calculation of MFFO to more appropriately reflect the current economic impact of our in-place leases, while also providing investors with a useful supplemental metric that addresses core operating performance by removing rent we expect to receive in a future period or rent that was received in a prior period;

•
Amortization of above- and below-market leases. Similar to depreciation and amortization of real estate assets and lease related costs that are excluded from FFO, GAAP implicitly assumes that the value of intangible lease assets and liabilities diminishes predictably over time and requires that these charges be recognized currently in revenue. Since market lease rates in the aggregate have historically risen or fallen with local market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the realized economics of the real estate;

•
Unrealized losses on derivative instruments.  These adjustments include unrealized (gains) losses from mark-to-market adjustments on interest rate swaps. The change in fair value of interest rate swaps not designated as a hedge are non-cash adjustments recognized directly in earnings and are included in interest expense.  We have excluded these adjustments in our calculation of MFFO to more appropriately reflect the economic impact of our interest rate swap agreements; and

•
Acquisition fees and expenses.  Acquisition fees and expenses related to the acquisition of real estate are generally expensed.  Although these amounts reduce net income, we exclude them from MFFO to more appropriately present the ongoing operating performance of our real estate investments on a comparative basis.  Additionally, acquisition costs have been funded from the proceeds from this offering and debt financings and not from our operations.  We believe this exclusion is useful to investors as it allows investors to more accurately evaluate the sustainability of our operating performance.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table, along with our calculation of MFFO, for the three months ended March 31, 2015 and 2014 and the years ended December 31, 2014, 2013 and 2012, respectively (in thousands). No conclusions or comparisons should be made from the presentation of these periods.

	For the Three Months Ended		For the Years Ended
	March 31, 2015	March 31, 2014	December 31, 2014	December 31, 2013	December 31, 2012
Net (loss) income	$(5,574)	$6,727	$(12,352)	$(21,637)	$(7,682)
Depreciation of real estate assets	11,816	6,262	30,088	11,445	4,150
Amortization of lease-related costs	17,852	11,007	49,475	23,935	9,715
Gain on sale of real estate, net	—	(10,895)	(10,894)	—	—
FFO	$24,094	$13,101	$56,317	$13,743	$6,183
Straight-line rent and amortization of above- and below-market leases	(6,515)	(3,228)	(13,766)	(7,054)	(2,664)
Amortization of discounts and closing costs	7	6	26	24	22
Unrealized losses on derivative instruments	3,500	—	1,494	—	—
Real estate acquisition fees to affiliate	—	1,705	10,441	9,423	2,296
Real estate acquisition fees and expenses	115	303	2,497	5,677	1,069
MFFO	$21,201	$11,887	$57,009	$21,813	$6,906
FFO and MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs. We expect FFO and MFFO to improve as we acquire additional real estate investments.

Information with Respect to Distributions for the Year Ended December 31, 2014 and the Three Months Ended March 31, 2015
Until we have fully invested the proceeds of our offering stage, and from time to time during our operational stage, we may not pay distributions solely from our cash flow provided by operating activities or FFO, in which case distributions may be paid in whole or in part from debt financing. Distributions declared, distributions paid and cash flow provided by (used in) operating activities were as follows for the year ended December 31, 2014 and the three months ended March 31, 2015 (in thousands, except per share amounts):

	Distributions Declared (1)	Distributions Declared Per Share (1) (2)	Distributions Paid (3)			Cash Flow Provided by (Used in) Operating Activities	Sources of Distributions Paid
Period			Cash	Reinvested	Total		Amount Paid from Cash Flow Provided by Operating Activities/Percentage of Distributions Paid		Amount Paid from Borrowings/Percentage of Distributions Paid
First Quarter 2014	$11,661	$0.160	$5,392	$5,576	$10,968	$(194)	$—	/ 0%	$10,968	/ 100%
Second Quarter 2014	14,142	0.162	6,578	7,063	13,641	21,909	13,641	/ 100%	—	/ 0%
Third Quarter 2014	15,413	0.164	7,147	7,852	14,999	13,833	14,999	/ 100%	—	/ 0%
Fourth Quarter 2014	18,265	0.164	8,009	8,838	16,847	14,798	16,847	/ 100%	—	/ 0%
First Quarter 2015	21,581	0.160	9,514	10,743	20,257	14,230	19,283	/ 95%	974	/ 5%
	$81,062	$0.810	$36,640	$40,072	$76,712	$64,576	$64,770		$11,942
____________________
(1)  Distributions for the period from January 1, 2014 through March 31, 2015 were based on daily record dates and were calculated at a rate of $0.00178082 per share per day.
(2)  Assumes share was issued and outstanding each day during the periods presented.
(3)  Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid on or about the first business day of the following month.
For the year ended December 31, 2014, we paid aggregate distributions of $56.5 million, including $27.1 million of distributions paid in cash and $29.4 million of distributions reinvested through our dividend reinvestment plan. Our net loss for the year ended December 31, 2014 was $12.4 million. FFO for the year ended December 31, 2014 was $56.3 million and cash flow from operating activities was $50.3 million. See the reconciliation of FFO to net (loss) income above. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with $45.5 million of cash flow from operating activities and $11.0 million of debt financing.
For the three months ended March 31, 2015, we paid aggregate distributions of $20.3 million, including $9.5 million of distributions paid in cash and $10.8 million of distributions reinvested through our dividend reinvestment plan. Our net loss for the three months ended March 31, 2015 was $5.6 million. FFO for the three months ended March 31, 2015 was $24.1 million and cash flow from operating activities was $14.2 million. See the reconciliation of FFO to net (loss) income above. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with $14.2 million of cash flow from operating activities, $5.1 million of cash flow from operating activities in excess of distributions paid during second, third and fourth quarters of 2014 and $1.0 million of debt financing.
For purposes of determining the source of our distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments.
From inception through March 31, 2015, we paid cumulative distributions of $116.2 million and our cumulative net loss during the same period was $49.7 million. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for the acquisition of real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flow provided by operating activities and FFO (except with respect to distributions related to sales of our assets and distributions related to the repayment of principal under real estate-related investments). During our offering stage, when we may raise capital more quickly than we acquire income-producing assets, and from time to time during our operational stage, we may not pay distributions solely from our cash flow provided by operating activities. Further, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under “Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Outlook - Real Estate and Real Estate Finance Markets” herein and “Risk Factors” herein and in the prospectus. Those factors include: the future operating performance of our current and future real estate investments in the existing real estate and financial environment; our advisor’s ability to identify additional real estate investments that are suitable to execute our investment objectives; the success and economic viability of our tenants; the ability of our borrowers and their sponsors to continue to make their debt service payments and/or to repay their loans upon maturity; our ability to refinance existing indebtedness at comparable terms; changes in interest rates on any variable rate debt obligations we incur; and the level of participation in our dividend reinvestment plan. In the event our FFO and/or cash flow provided by operating activities decrease in the future, the level of our distributions may also decrease.  In addition, future distributions declared and paid may exceed FFO and/or cash flow provided by operating activities.
Distributions Declared for the Period from April 2015 through July 2015
On March 6, 2015, our board of directors declared distributions based on daily record dates for the period from April 1, 2015 through April 30, 2015, which we paid on May 1, 2015, and distributions based on daily record dates for the period from May 1, 2015 through May 31, 2015, which we paid on June 1, 2015.
On May 13, 2015, our board of directors declared distributions based on daily record dates for the period from June 1, 2015 through June 30, 2015, which we expect to pay in July 2015, and distributions based on daily record dates for the period from July 1, 2015 through July 31, 2015, which we expect to pay in August 2015. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.
Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 6.5% annualized rate based on the initial primary public offering purchase price of $10.00 per share or a 6.18% annualized rate based on the current primary public offering purchase price of $10.51 per share.

Fees Earned by and Expenses Reimbursable to Our Advisor and the Dealer Manager
Summarized below are the fees earned by and expenses reimbursable to our advisor and our dealer manager for the three months ended March 31, 2015 and the year ended December 31, 2014 and any related amounts payable as of March 31, 2015 and December 31, 2014, respectively (in thousands):

	Incurred		Payable as of
	Three Months Ended March 31, 2015	Year Ended December 31, 2014	March 31, 2015	December 31, 2014
Form of Compensation
Organization and Offering Stage
Selling commissions	$17,084	$34,264	$—	$—
Dealer manager fees	8,076	16,544	—	—
Reimbursable other offering costs (3)	903	3,594	206	53
Acquisition and Development Stage
Acquisition and origination fees	—	10,441	—	—
Acquisition and origination expenses	—	—	—	—
Operational Stage
Asset management fees (1)	4,317	11,476	5,166	3,465
Reimbursable operating expenses (2)	39	196	49	36
Operational and Liquidation/Listing Stage
Disposition fee	—	—	—	—
Subordinated participation in net cash flows	—	—	—	—
Subordinated incentive listing fee	—	—	—	—
	$30,419	$76,515	$5,421	$3,554
_____________________
(1) As of March 31, 2015, we had accrued and deferred payment of $5.2 million of asset management fees. See “Deferral of Asset Management Fees” below.
(2) Our advisor may seek reimbursement for certain employee costs under the advisory agreement. We have reimbursed our advisor for our allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us. These amounts totaled $33,000 and $137,000 for the three months ended March 31, 2015 and year ended December 31, 2014, respectively, and were the only employee costs reimbursed under the advisory agreement for the three months ended March 31, 2015 and year ended December 31, 2014. We will not reimburse for employee costs in connection with services for which our advisor earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits our advisor or its affiliates may pay to our executive officers.
(3) See “Offering Costs” below.
Offering Costs
Through March 31, 2015, our advisor had incurred organization and other offering costs of approximately $5.1 million on our behalf. At the termination of this primary offering and at the termination of the offering under our dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds. In addition, at the end of this primary offering and again at the end of the offering under our dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that organization and offering expenses excluding underwriting compensation (which includes selling commissions, dealer manager fees and any other items viewed as underwriting compensation by FINRA) exceed 2% of the gross offering proceeds.
Through March 31, 2015, our dealer manager had incurred offering costs of $8.6 million on our behalf. We reimburse our dealer manager for underwriting compensation as discussed in the prospectus for this offering, provided that within 30 days after the end of the month in which this primary offering terminates, our dealer manager must reimburse us to the extent that our reimbursements cause total underwriting compensation for this primary offering to exceed 10% of the gross offering proceeds from such offering. We also directly pay or reimburse our dealer manager for bona fide invoiced due diligence expenses of broker dealers.

However, no reimbursements made by us to our advisor or the dealer manager may cause total organization and offering expenses incurred by us (including selling commissions, dealer manager fees and all other items of organization and offering expenses) to exceed 15% of the aggregate gross proceeds from this primary offering and the offering under our dividend reinvestment plan as of the date of reimbursement. As of March 31, 2015, selling commissions, dealer manager fees, and organization and other offering costs did not exceed 15% of the gross offering proceeds. Through March 31, 2015, including shares issued through our dividend reinvestment plan, we had sold 150,645,386 shares in this offering for gross offering proceeds of $1.5 billion and incurred selling commissions and dealer manager fees of $135.0 million and other offering costs of $21.5 million in our initial public offering.
In addition, on February 14, 2013, we filed a registration statement on Form S-11 with the SEC to register a follow-on offering (the “Follow-on Offering”). Pursuant to the advisory agreement, our advisor is obligated to reimburse us to the extent organization and offering costs incurred by us in the Follow-on Offering exceed 15% of the gross offering proceeds of the Follow-on Offering. As of March 31, 2015, we had recorded $1.2 million of offering costs related to the Follow-on Offering.
As of March 31, 2015, we had not commenced the Follow-on Offering and did not anticipate raising significant proceeds, if any, in the Follow-on Offering. As such, we classified $1.2 million of offering costs as due from affiliate on our consolidated balance sheet as of March 31, 2015. Prior to March 31, 2015, we classified offering costs related to the Follow-on Offering as deferred financing costs, prepaid expenses and other assets. These amounts have been reclassified as due from affiliate for all periods presented on our consolidated balance sheets. We may not reimburse our dealer manager for expenses it has incurred to the extent that total organization and offering expenses incurred by us exceed 15% of the aggregate gross proceeds from the Follow-on Offering. Since as of March 31, 2015, we had not commenced the Follow-on Offering, we had not reimbursed any amounts to our dealer manager related to the Follow-on Offering.
Insurance
On January 6, 2014, we, together with KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., KBS Strategic Opportunity REIT, Inc., KBS Legacy Partners Apartment REIT, Inc., KBS Strategic Opportunity REIT II, Inc., our dealer manager, our advisor and other KBS-affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers is allocated by our advisor and its insurance broker among each of the various entities covered by the program, and is billed directly to each entity. The allocation of these shared coverage costs is proportionate to the pricing by the insurance marketplace for the first tiers of directors and officers liability coverage purchased individually by each REIT. Our advisor’s and our dealer manager’s portion of the shared lower tiers’ cost is proportionate to the respective entities’ prior cost for the errors and omissions insurance. In June 2015, KBS Growth & Income REIT, Inc. was added to the insurance program.
In connection with this offering, our sponsors agreed to provide additional indemnification to one of the participating broker dealers.  We agreed to add supplemental coverage to our directors’ and officers’ insurance coverage to insure our sponsors’ obligations under this indemnification agreement in exchange for reimbursement to us by our sponsors for all costs, expenses and premiums related to this supplemental coverage. During the year ended December 31, 2014, our advisor incurred $88,000 for the costs of the supplemental coverage obtained by us. During the three months ended March 31, 2015, our advisor did not incur any costs of the supplemental coverage obtained by us.
Deferral of Asset Management Fees
Pursuant to our advisory agreement, with respect to asset management fees accruing from March 1, 2014, our advisor has agreed to defer, without interest, our obligation to pay asset management fees for any month in which our MFFO for such month, excluding asset management fees, does not exceed the amount of distributions declared by us for record dates of that month. We remain obligated to pay our advisor an asset management fee in any month in which our MFFO, excluding asset management fees, for such month exceeds the amount of distributions declared for the record dates of that month (such excess amount, an “MFFO Surplus”); however, any amount of such asset management fee in excess of the MFFO Surplus will also be deferred under the advisory agreement. If the MFFO Surplus for any month exceeds the amount of the asset management fee payable for such month, any remaining MFFO Surplus will be applied to pay any asset management fee amounts previously deferred in accordance with the advisory agreement.
However, notwithstanding the foregoing, any and all deferred asset management fees that are unpaid will become immediately due and payable at such time as our stockholders have received, together as a collective group, aggregate distributions (including distributions that may constitute a return of capital for federal income tax purposes) sufficient to provide (i) an 8.0% per year cumulative, noncompounded return on such net invested capital (the “Stockholders’ 8% Return”) and (ii) a return of their net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to our share redemption program. The Stockholders’ 8% Return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for our advisor to receive deferred asset management fees.

As of March 31, 2015, we had accrued and deferred payment of $5.2 million of asset management fees under the advisory agreement, as we believe the payment of this amount to our advisor is probable. These fees will be reimbursed in accordance with the terms noted above.
Share Redemption Program
Our share redemption program contains numerous restrictions on your ability to redeem your shares. Among other restrictions, during each calendar year, redemptions are limited to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year, provided that we may increase or decrease the funding available for the redemption of shares upon 10 business days’ notice to our stockholders. This restriction may significantly limit your ability to have your shares redeemed pursuant to our share redemption program. In 2013, our net proceeds from our dividend reinvestment plan were $12.4 million. During the year ended December 31, 2014, we redeemed $3.6 million of shares of common stock. The average price paid by us to redeem shares during the year ended December 31, 2014 was $9.65 per share. During the year ended December 31, 2014, we funded redemptions under our share redemption program with the net proceeds from our dividend reinvestment plan, and we fulfilled all redemption requests eligible for redemption under our share redemption program. In 2014, our net proceeds from our dividend reinvestment plan were $29.3 million. During the three months ended March 31, 2015, we redeemed $1.8 million of shares of common stock and $27.5 million was available for eligible redemptions for the remainder of 2015. The average price paid by us to redeem shares during the three months ended March 31, 2015 was $9.73 per share. During the three months ended March 31, 2015, we funded redemptions under our share redemption program with the net proceeds from our dividend reinvestment plan, and we fulfilled all redemption requests eligible for redemption under our share redemption program.
Our board of directors may amend, suspend or terminate our share redemption program upon 30 days’ notice to our stockholders, provided that we may increase or decrease the funding available for the redemption of shares upon 10 business days’ notice to our stockholders.
Net Tangible Book Value Per Share
In connection with this offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of assets minus total book value of liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price as a result of (i) the substantial fees paid in connection with this offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers, (ii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (iii) general and administrative expenses and (iv) accumulated depreciation and amortization of real estate investments. As of December 31, 2014, our net tangible book value per share was $7.80. To the extent we are able to raise additional proceeds in our public offering stage, some of the expenses that cause dilution of the net tangible book value per share are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. This increase would be partially offset by increases in depreciation and amortization expenses related to our real estate investments.
On December 9, 2014, our board of directors established an updated offering price for shares of common stock to be sold in this primary offering of $10.51 per share (with discounts available to certain categories of purchasers) and an offering price for shares of common stock to be sold under our dividend reinvestment plan of $9.99 per share (which is 95% of the price to acquire a share in this primary offering). These updated offering prices for this primary offering and the dividend reinvestment plan offering became effective December 12, 2014. The updated offering price of shares of common stock to be sold in this primary offering was determined by adding certain projected offering costs to the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding, all as of September 30, 2014, with the exception of an adjustment for actual or estimated acquisition fees and closing costs related to six properties that were either acquired subsequent to September 30, 2014 or under contract to purchase and were reasonably probable to close, but had not yet closed as of December 9, 2014, which were included as a reduction to the net asset value. As of December 30, 2014, we had closed on all six of these properties. As such, the offering price of our shares is not a statement of our net asset value per share, as the offering price takes into consideration the projected costs and expenses associated with raising capital in this offering. Moreover, the valuation methodologies used to establish the net asset value component of our updated offering price are based upon a number of estimates and assumptions that may not be accurate or complete. Our board of directors may adjust the offering price of the primary offering shares or dividend reinvestment plan shares during the course of this offering. For information related to the determination of our updated offering prices, see supplement no. 1 dated as of December 11, 2014 to the prospectus.

The factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.
Indebtedness
As of March 31, 2015, we had $1.2 billion of mortgage debt outstanding, with a weighted-average remaining term of 3.3 years. We had a total of $102.7 million of fixed rate notes payable and $1.1 billion of variable rate notes payable. The interest rates on $575.1 million of our variable rate notes payable are effectively fixed through interest rate swap agreements. In addition, we entered into seven interest rate swaps with an aggregate notional amount of $403.4 million, which will be effective at various times between 2015 and 2020. We have entered into an interest rate cap for a notional amount of $353.4 million, effective from January 7, 2015 to June 30, 2016. The notional amount on the interest rate cap is reduced to $147.3 million from July 1, 2016 to January 1, 2017. The interest rate cap has a one-month LIBOR strike rate of 2.46%. The interest rate and weighted-average interest rate of our fixed rate debt and variable rate debt as of March 31, 2015 were 4.0% and 2.4%, respectively. The interest rate and weighted-average interest rate represent the actual interest rate in effect as of March 31, 2015 (consisting of the contractual interest rate and the effect of interest rate swaps, if applicable), using interest rate indices as of March 31, 2015 where applicable. As of March 31, 2015, our borrowings and other liabilities were approximately 51% of both the cost (before deducting depreciation or other noncash reserves) and book value (before deducting depreciation) of our tangible assets, respectively.
On May 6, 2015, we, through an indirect wholly owned subsidiary, entered into a three-year mortgage loan with an unaffiliated lender for borrowings of up to $22.9 million secured by Rocklin Corporate Center (the “Rocklin Corporate Center Mortgage Loan”). We drew $19.1 million at the closing of the loan and the remaining portion was available for future disbursements to be used for tenant improvements and leasing commissions, subject to certain terms and conditions contained in the loan documents. The Rocklin Corporate Center Mortgage Loan matures on June 5, 2018, with two one-year extension options, subject to certain terms and conditions contained in the loan documents. Monthly payments are interest-only during the initial term. The Rocklin Corporate Center Mortgage Loan bears interest at a floating rate of 150 basis points over one-month LIBOR. On June 19, 2015, we entered into a modified loan agreement to extend the initial maturity date of the Portfolio Loan to June 1, 2019, with a one-year extension option, subject to certain conditions contained in the loan agreement, and to modify the interest rate under the loan. As of June 19, 2015, the outstanding balance under the Portfolio Loan was $100.0 million of term debt. The Portfolio Loan, as modified, bears interest at a floating rate of 190 basis points over one-month LIBOR and monthly payments are interest only with the entire balance due at maturity. See “Real Estate and Real Estate-Related Investments Summary - Debt Financings Subsequent to March 31, 2015” above.
Departures and Appointments at Our Company and Our Affiliates
On May 8, 2015, David Snyder notified us of his decision to resign as our Chief Financial Officer and from all other officer positions with us, our advisor, its affiliates, and other KBS-sponsored companies.  Mr. Snyder’s resignation was effective as of June 10, 2015.  Mr. Snyder’s resignation was not due to any disagreement with us, our advisor, its affiliates, and other KBS-sponsored companies.
On June 9, 2015, our board of directors appointed Jeffrey K. Waldvogel, 38, to serve as our Chief Financial Officer and Assistant Secretary, effective as of June 11, 2015. As our Chief Financial Officer, Mr. Waldvogel will serve on the investment committee formed by our advisor to evaluate and recommend new opportunities for us.
As of June 11, 2015, Mr. Waldvogel is also Chief Financial Officer of KBS Capital Advisors LLC, our external advisor. As of June 11, 2015, he is also: Chief Financial Officer and Assistant Secretary of KBS Real Estate Investment Trust, Inc. and KBS Real Estate Investment Trust II, Inc.; and Chief Financial Officer, Treasurer and Secretary of KBS Strategic Opportunity REIT, Inc., KBS Strategic Opportunity REIT II, Inc. and KBS Legacy Partners Apartment REIT, Inc., each of which is a KBS-sponsored non-traded REIT. Also as of June 11, 2015, Mr. Waldvogel is the Chief Financial Officer and Assistant Secretary of KBS Growth & Income REIT, Inc., a private, KBS-sponsored program.
Mr. Waldvogel has been employed by an affiliate of our advisor since November 2010. With respect to the KBS-sponsored non-traded REITs advised by our advisor, he served as the Director of Finance and Reporting from July 2012 to June 2015 and as the VP Controller Technical Accounting from November 2010 to July 2012. In these roles Mr. Waldvogel was responsible for overseeing internal and external financial reporting, valuation analysis, financial analysis, REIT compliance, debt compliance and reporting, and technical accounting.
Mr. Waldvogel was a Senior Manager at Ernst & Young LLP, where he worked from October 2002 to October 2010. In April 2002, Mr. Waldvogel received a Master of Accountancy Degree and Bachelor of Science from Brigham Young University in Provo, Utah. Mr. Waldvogel is a Certified Public Accountant (California).

Mike Crimmins notified KBS Capital Markets Group, our dealer manager, of his decision to resign as Managing Director and Chief Executive Officer of KBS Capital Markets Group effective as of May 8, 2015.  Mr. Crimmins’ resignation was not due to any disagreement with  KBS Capital Markets Group or any KBS-affiliated entities or KBS-sponsored companies.
Michael J. Manning was appointed Chief Executive Officer of KBS Capital Markets Group effective May 8, 2015. As Chief Executive Officer, Mr. Manning is responsible for overall firm strategy of KBS Capital Markets Group and provides strategic and tactical guidance to the organization, with particular focus on product development, distribution, sales management, business planning and oversight of the firm's wholesaling operations and activities.
Mr. Manning joined KBS Capital Markets Group in January 2006 as one of its original wholesalers and was promoted to national sales manager in June 2009.  In January 2015, Mr. Manning was appointed President of KBS Capital Markets Group. Mr. Manning has more than 28 years of experience in the financial services industry, with a diverse background in retail sales and operations, wholesaling and team building. His experience comes from previous leadership roles with MFS/Sun Life, MassMutual, Metlife and Northwestern Mutual Life. Mr. Manning graduated from the University of Colorado, Boulder and holds a Chartered Life Underwriter designation from the American College in Bryn Mawr, Pennsylvania.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity and to fund the acquisition, expansion and refinancing of our real estate investment portfolio and operations. We are also exposed to the effects of changes in interest rates as a result of the acquisition and origination of mortgage and other loans. Our profitability and the value of our real estate investment portfolio may be adversely affected during any period as a result of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs. We may manage interest rate risk by maintaining a ratio of fixed rate, long-term debt such that floating rate exposure is kept at an acceptable level. We may utilize a variety of financial instruments, including interest rate caps, floors, and swap agreements, in order to limit the effects of changes in interest rates on our operations. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the funds available for the payment of distributions to our stockholders and that the losses may exceed the amount we invested in the instruments.
We expect to borrow funds and make investments at a combination of fixed and variable rates. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt or fixed rate real estate loans receivable unless such instruments mature or are otherwise terminated. However, interest rate changes will affect the fair value of fixed rate instruments. As of March 31, 2015, the fair value and carrying value of our fixed rate real estate loan receivable was $21.4 million and $21.5 million, respectively. The fair value estimate of our real estate loan receivable is calculated using an internal valuation model that considers the expected cash flows for the loan, underlying collateral value and the estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements. As of March 31, 2015, the fair value of our fixed rate debt was $104.4 million and the carrying value of our fixed rate debt was $102.7 million.  The fair value estimate of our fixed rate debt is calculated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loan was originated as of March 31, 2015.  As we expect to hold our fixed rate instruments to maturity and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed rate instruments, would have a significant impact on our operations.
Conversely, movements in interest rates on variable rate debt and loans receivable would change future earnings and cash flows, but not significantly affect the fair value of those instruments. However, changes in required risk premiums would result in changes in the fair value of variable rate instruments. As of March 31, 2015, we were exposed to market risks related to fluctuations in interest rates on $569.1 million of variable rate debt outstanding after giving consideration to the impact of interest rate swap agreements on approximately $575.1 million of our variable debt. This amount does not take into account the impact of $403.4 million of forward interest rate swap agreements that were not yet effective as of March 31, 2015. Based on interest rates as of March 31, 2015, if interest rates were 100 basis points higher during the 12 months ending March 31, 2016, interest expense on our variable rate debt would increase by $5.7 million. As of March 31, 2015, one-month LIBOR was 0.17625% and if this index was reduced to 0% during the 12 months ending March 31, 2016, interest expense on our variable rate debt would decrease by $1.0 million. As of March 31, 2015, we did not own any variable rate loans receivable.

The annual effective interest rate of our fixed rate real estate loan receivable as of March 31, 2015 was 7.5%. The effective interest rate represents the effective interest rate as of March 31, 2015, using the interest method, which we use to recognize interest income on our real estate loan receivable. The interest rate and weighted-average interest rate of our fixed rate debt and variable rate debt as of March 31, 2015 were 4.0% and 2.4%, respectively.  The interest rate and weighted-average interest rate represent the actual interest rate in effect as of March 31, 2015 (consisting of the contractual interest rate and the effect of interest rate swaps, if applicable), using interest rate indices as of March 31, 2015 where applicable.
For discussion of the interest rate risks related to the current capital and credit markets, see “Risk Factors” in the prospectus and “Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Outlook” herein.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements of KBS Real Estate Investment Trust III, Inc. and the notes thereto, included in this supplement, as well as “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated balance sheets as of December 31, 2014 and December 31, 2013, the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2014, 2013 and 2012, the related notes thereto and the accompanying financial statement schedule, all included in our Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated by reference into the prospectus.
This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause our actual results to differ from those anticipated, see “Risk Factors” in the prospectus and in this supplement.
Overview
We were formed on December 22, 2009 as a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2011 and we intend to continue to operate in such a manner. On February 4, 2010, we filed a registration statement on Form S-11 with the SEC to offer a minimum of 250,000 shares and a maximum of up to 280,000,000 shares, or up to $2,760,000,000 of shares, of common stock for sale to the public, of which up to 200,000,000 shares, or up to $2,000,000,000 of shares, were registered in this primary offering and up to 80,000,000 shares, or up to $760,000,000 of shares, were registered under our dividend reinvestment plan. The SEC declared our registration statement effective on October 26, 2010 and we retained KBS Capital Markets Group LLC (“KBS Capital Markets Group”), an affiliate of our advisor, to serve as the dealer manager of this initial public offering pursuant to a dealer manager agreement. The dealer manager is responsible for marketing our shares in this initial public offering.
We have invested in and intend to invest in a diverse portfolio of real estate investments. Our primary investment focus is core office properties located throughout the United States, though we may also invest in industrial and retail properties. Our core property focus in the U.S. office sector has reflected a more value-creating core strategy, and based on the current market outlook, we expect to continue this strategy. In many cases, these properties have slightly higher (10% to 15%) vacancy rates and/or higher near-term lease rollover at acquisition than more conservative value-maintaining core properties. These characteristics provide us with opportunities to lease space at higher rates, especially in markets with increasing absorption, or to re-lease space in these properties at higher rates, bringing below-market rates of in-place expiring leases up to market rates. Many of these properties will require a moderate level of additional investment for capital expenditures and tenant improvement costs in order to improve or rebrand the properties and increase rental rates. Thus, we believe these properties provide an opportunity for us to achieve more significant capital appreciation by increasing occupancy, negotiating new leases with higher rental rates and/or executing enhancement projects. All such real estate assets may be acquired directly by us or the Operating Partnership, though we may invest in other entities that make similar investments. We also currently expect to allocate between 0 and 20% of our portfolio to real estate-related investments such as mortgage loans. As of March 31, 2015, we owned 20 office properties and had originated one first mortgage loan.
On March 24, 2011, we broke escrow in this initial public offering and through March 31, 2015, we had sold 150,645,386 shares of common stock for gross offering proceeds of $1.5 billion, including 6,021,016 shares of common stock under our dividend reinvestment plan for gross offering proceeds of $58.5 million.
Additionally, on October 3, 2014, we issued 258,462 shares of common stock, for $2.4 million, in private transactions exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On February 12, 2015, in consideration of our offering proceeds raised to date and the pace of sales in this primary public offering, our board of directors approved the termination of our primary public offering stage effective approximately 90 days (as determined by our Chief Executive Officer, such date the “Offering Termination Date”) after we have announced that we have raised $1.3 billion in the aggregate in our primary public offerings, whether in this offering or a follow-on offering. On February 20, 2015 we announced that, as of February 20, 2015, we had accepted aggregate gross offering proceeds in excess of $1.3 billion in this primary public offering. Our Offering Termination Date was Friday, May 29, 2015. Subscriptions must be dated on or before May 29, 2015, and subscriptions and all related documents and funds must be received by us in good order no later than July 28, 2015.
We plan to continue to offer shares under our dividend reinvestment plan beyond the termination of this primary offering. In some states, we will need to renew the registration statement annually or file a new registration statement to continue the dividend reinvestment plan offering.
We may terminate our dividend reinvestment plan offering at any time.
Also as of March 31, 2015, we had redeemed 927,363 shares sold in this offering for $8.9 million.
As our advisor, KBS Capital Advisors manages our day-to-day operations and our portfolio of real estate investments. KBS Capital Advisors makes recommendations on all investments to our board of directors. All proposed investments must be approved by at least a majority of our board of directors, including a majority of the conflicts committee. Unless otherwise provided by our charter, the conflicts committee may approve a proposed investment without action by the full board of directors if the approving members of the conflicts committee constitute at least a majority of the board of directors. KBS Capital Advisors also provides asset-management, marketing, investor-relations and other administrative services on our behalf. Our advisor owns 20,000 shares of our common stock. We have no paid employees.
Market Outlook – Real Estate and Real Estate Finance Markets
The following discussion is based on management’s beliefs, observations and expectations with respect to the real estate and real estate finance markets.
Current conditions in the global capital markets remain volatile as the world’s economic growth has been affected by geopolitical and economic events. Geopolitical events in Europe and the Middle East escalated throughout 2014, and into 2015. The rise of the Islamic State and the struggle between the Ukrainian government and pro-Russian rebels have kept the U.S. and its allies engaged in international military conflicts. The slowdown in global economic growth, and in particular the slowing of the Chinese economy, has had a ripple effect through the energy and commodity markets. Decreasing demand for commodities, in particular oil, has led to a steep price decline in most commodity market prices. In this type of economic environment deflation is now a real risk. While the U.S. economy has rebounded from the recent recession, the remainder of the world’s industrialized and emerging economies have struggled to maintain even low levels of economic growth.
Central bank interventions and the use of monetary policy to combat the lingering effects of the recent recession continue to dominate the performance of the global economy. In 2012, Japan embarked on a massive quantitative easing (“QE”) program designed to kick start the country’s economy. To date the program has led to lower Japanese interest rates, a run up in the Japanese stock markets and a devaluation of the yen. In Europe, the European Central Bank (ECB) announced its own QE program in January 2015. The long awaited announcement has led to lower European interest rates and a weakening of the Euro against other currencies.
The Federal Reserve has maintained an accommodative monetary policy since the beginning of the financial crisis. Through a variety of monetary tools and programs, the Federal Reserve injected trillions of U.S. dollars into the global financial markets. The U.S. QE program focused on the purchase of U.S. treasury bonds and mortgage backed securities. In October of 2014, the Federal Reserve concluded the most recent phase of QE. The end of this program has shifted investor focus to the timing of an eventual interest rate increase by the Federal Reserve.
In the United States, recent economic data has been improving. Slow and steady growth in the labor markets drove unemployment below 6%. Consumer spending in the United States has increased, and is being driven by lower debt service burdens, record high stock market valuations, rebounding home prices and a dramatic decrease in the cost of gasoline. Consumer confidence levels are starting to reach levels last seen in the 1990s. U.S. gross domestic product (“U.S. GDP”) has continued to grow at a moderate annualized rate. On an annual basis, U.S. GDP growth in 2014 was 2.4%, which was a slight improvement over 2013’s growth rate of 2.2%. In the second half of 2014, the U.S. dollar began to appreciate against the currencies of other nations. However, the effects of a strong dollar and weak international economic growth began to materialize in the form of reduced corporate earnings in the fourth quarter of 2014. The labor force participation rate continues to be low and personal income growth has remained muted. During the first quarter of 2015, U.S. GDP increased at an annual rate of 0.2%.

The U.S. dollar has remained a safe haven currency and the U.S. commercial real estate market has benefited from an inflow of foreign capital. Initially, gateway markets such as New York City and San Francisco benefited from a high demand for commercial properties. In 2014, the commercial real estate market recovery spread to secondary and tertiary markets, and most asset classes. The U.S. commercial real estate market has gained favor as an alternative investment class and capital flows continue to improve. Looking forward, however, the recovery in commercial real estate is expected to remain uneven across geographies and among property types.
As the dollar strengthens, the flow of capital into the United States could be curtailed. International demand for U.S. assets has been driven, in part, by the perception that U.S. real assets and the U.S. dollar are safe havens from some market risks. A decrease in flow of capital into the United States could lead to a decrease in the demand for U.S. commercial real estate assets, and result in a decline in commercial real estate valuations.
After several years of improving market conditions, the recovery in the U.S. residential real estate market recently began to slow. The initial recovery was driven by low interest rates, pent-up demand from the consumer sector and institutional investors in the form of buy-to-rent portfolios. In 2014, investor demand for homes slowed and stringent mortgage lending standards reduced demand in the residential markets. In addition, as referenced above, the Federal Reserve’s QE program, which peaked at $85 billion a month in purchases of long-term treasury bonds and mortgage backed securities, ended on October 31, 2014. This reduction in market support could cause the demand for residential real estate to decrease further.
Overall, despite indications of recovery in the United States, uncertainties abound. China’s export-based economy has slowed and the Japanese government continues to experiment with QE. The EU is faced with the economic collapse of Greece, another recession and an escalating military conflict in the Ukraine. In the United States, the Federal Reserve is faced with the impact of a strong dollar and record low interest rates. In the short-term, we anticipate that market conditions will continue to remain volatile and, combined with a challenging global macro-economic environment, may interfere with the implementation of our business strategy and/or force us to modify it.
Impact on Our Real Estate Properties
The economic events that have occurred since the onset of the recession in 2008 have no precedent. While current forecasts for the U.S. economy are positive, there is a level of uncertainty inherent to this outlook. Currently, both the investing and leasing environments are highly competitive. While there has been an increase in the amount of capital flowing into U.S. real estate markets, which has resulted in an increase in real estate values in certain markets, the uncertainty regarding the economic environment has made businesses reluctant to make long-term commitments or changes in their business plans. Possible future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of future rental concessions, including free rent to renew tenants early, to retain tenants who are up for renewal or to attract new tenants, may result in decreases in cash flows. Historically low interest rates could help offset some of the impact of these potential decreases in operating cash flow for properties financed with variable rate mortgages; however, interest rates likely will not remain at these historically low levels for the remaining life of many of our investments. Interest rates have become more volatile as the global capital markets react to increasing economic and geopolitical risks.
Impact on Our Real Estate-Related Investment
Our real estate-related investment is directly secured by commercial real estate. As a result, our real estate-related investment, in general, has been and likely will continue to be impacted by the same factors impacting our real estate properties. The higher yields and the improving credit position of many U.S. tenants and borrowers have attracted global capital. However, the real estate and capital markets are fluid, and the positive trends can reverse quickly. Economic conditions remain relatively unstable and can have a negative impact on the performance of collateral securing our loan investment, and therefore may impact the ability of the borrower under our loan to make contractual interest payments to us.
As of March 31, 2015, we owned one fixed rate real estate loan receivable with a principal balance of $21.5 million and a carrying value of $21.5 million that matures in 2016.
Impact on Our Financing Activities
In light of the risks associated with potentially volatile operating cash flows from some of our real estate properties, we may have difficulty refinancing some of our debt obligations prior to or at maturity or we may not be able to refinance these obligations at terms as favorable as the terms of our existing indebtedness. Recent financial market conditions have improved from the bottom of the economic cycle, but material risks are still present. Market conditions can change quickly, potentially negatively impacting the value of our investments.
As of March 31, 2015, we had debt obligations in the aggregate principal amount of $1.2 billion, with a weighted-average remaining term of 3.3 years. We have a total of $102.7 million of fixed rate notes payable and $1.1 billion of variable rate notes payable. The interest rates on $575.1 million of our variable rate notes payable are effectively fixed through interest rate swap agreements. In addition, we entered into seven interest rate swaps with an aggregate notional amount of $403.4 million, which will be effective at various times between 2015 and 2020.

Liquidity and Capital Resources
We are dependent upon the net proceeds from this offering to conduct our proposed operations. We will obtain the capital required to purchase real estate investments and conduct our operations from: the proceeds of this offering, including our dividend reinvestment plan; secured or unsecured financings from banks and other lenders; and any undistributed funds from our operations.
On March 24, 2011, we broke escrow in this offering and through March 31, 2015, we had sold 150,645,386 shares for gross offering proceeds of $1.5 billion, including 6,021,016 shares of common stock under our dividend reinvestment plan for gross offering proceeds of $58.5 million. Also as of March 31, 2015, we had redeemed 927,363 shares sold in this offering for $8.9 million.
On February 12, 2015, in consideration of our offering proceeds raised to date and the pace of sales in this primary public offering, our board of directors approved the termination of our primary public offering stage effective approximately 90 days (as determined by our Chief Executive Officer, such date the “Offering Termination Date”) after we have announced that we have raised $1.3 billion in the aggregate in our primary public offerings, whether in this offering or a follow-on offering. On February 20, 2015 we announced that, as of February 20, 2015, we had accepted aggregate gross offering proceeds in excess of $1.3 billion in this offering. Our Offering Termination Date was Friday, May 29, 2015.
We plan to continue to offer shares under our dividend reinvestment plan beyond the termination of this primary offering. In some states, we will need to renew the registration statement annually or file a new registration statement to continue the dividend reinvestment plan offering.
We may terminate our dividend reinvestment plan offering at any time.
Our real estate properties generate cash flow in the form of rental revenues and tenant reimbursements, which are reduced by operating expenditures, capital expenditures, debt service payments, the payment of asset management fees and corporate general and administrative expenses. Cash flow from operations from our real estate properties is primarily dependent upon the occupancy level of our portfolio, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures. As of March 31, 2015, we owned 20 office properties that were collectively 89% occupied.
Our real estate-related investment generates cash flow in the form of interest income, which is reduced by the payment of asset management fees and corporate general and administrative expenses. Cash flow from operations from our real estate-related investment is primarily dependent on the operating performance of the underlying collateral and the borrower’s ability to make its debt service payments. As of March 31, 2015, the borrower under our real estate loan receivable was current on all contractual debt service payments to us.
As of March 31, 2015, we had mortgage debt obligations in the aggregate principal amount of $1.2 billion, with a weighted-average remaining term of 3.3 years. As of March 31, 2015, we had $60.3 million of revolving debt available for immediate future disbursement under a portfolio loan, subject to certain conditions set forth in the loan agreement.
We made distributions to our stockholders during the three months ended March 31, 2015 using cash flow from operations from current and and prior periods and debt financing. We believe that our cash flow from operations, cash on hand, proceeds from our dividend reinvestment plan, proceeds from the sale of real estate and current and anticipated financing activities are sufficient to meet our liquidity needs for the foreseeable future.
Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expenses for the four fiscal quarters ended March 31, 2015 did not exceed the charter-imposed limitation.
Cash Flows from Operating Activities
We commenced operations in connection with our first investment on June 24, 2011. As of March 31, 2015, we owned 20 office properties and one real estate loan receivable. During the three months ended March 31, 2015, net cash provided by operating activities was $14.2 million, compared to net cash used in operating activities of $0.2 million during the three months ended March 31, 2014. Net cash provided by operating activities increased in 2015 primarily as a result of the growth in our real estate portfolio.

Cash Flows from Investing Activities
Net cash used in investing activities was $13.4 million for the three months ended March 31, 2015 and primarily consisted of the following:

•	$11.8 million of improvements to real estate;

•	$1.5 million of advances on our real estate loan receivable; and

•	$0.2 million for the purchase of an interest rate cap.
Cash Flows from Financing Activities
Our cash flows from financing activities consist primarily of proceeds from this offering, debt financings and distributions paid to our stockholders. During the three months ended March 31, 2015, net cash provided by financing activities was $155.3 million and primarily consisted of the following:

•	$242.6 million of net cash provided by offering proceeds related to this offering, net of payments of commissions, dealer manager fees and other organization and offering expenses of $26.5 million;

•	Principal payments on notes payable of $76.0 million and payments of deferred financing costs of $0.1 million;

•	$9.5 million of net cash distributions, after giving effect to distributions reinvested by stockholders of $10.7 million; and

•	$1.8 million of cash used for redemptions of common stock.
Once we have fully invested the proceeds of our public stage, we expect that our debt financing and other liabilities will be between 35% and 65% of the cost of our tangible assets (before deducting depreciation and other non-cash reserves). We expect our debt financing related to the acquisition of core real estate properties to be between 45% and 65% of the aggregate cost of all such assets. We expect our debt financing related to the acquisition or origination of real estate-related investments to be between 0% and 65% of the aggregate cost of all such assets, depending upon the availability of such financings in the marketplace. Though this is our target leverage, we do not limit our leverage until our total liabilities would exceed 75% of the cost of our tangible assets (before deducting depreciation and other non-cash reserves), and we may exceed this limit with the approval of the conflicts committee of our board of directors. To the extent financing in excess of this limit is available on attractive terms, our conflicts committee may approve debt in excess of this limit. As of March 31, 2015, our borrowings and other liabilities were approximately 51% of both the cost (before deducting depreciation and other noncash reserves) and book value (before deducting depreciation) of our tangible assets, respectively.
In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor and our dealer manager. Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to pay fees to and reimburse our advisor, our dealer manager and/or their affiliates, as applicable, for organization and other offering costs related to this offering.  See the discussion under “— Organization and Offering Costs” below. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and acquisition or origination of investments, the management of our investments and costs incurred by our advisor in providing services to us. We also pay fees to our advisor in connection with the disposition of investments.
Among the fees payable to our advisor is an asset management fee. With respect to investments in real property, the asset management fee is a monthly fee equal to one-twelfth of 0.75% of the amount paid or allocated to acquire the investment, plus the cost of any subsequent development, construction or improvements to the property. This amount includes any portion of the investment that was debt financed and is inclusive of acquisition expenses related thereto (but excludes acquisition fees paid or payable to our advisor). In the case of investments made through joint ventures, the asset management fee will be determined based on our proportionate share of the underlying investment (but excluding acquisition fees paid to our advisor). With respect to investments in loans and any investments other than real property, the asset management fee is a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount actually paid or allocated to acquire or fund the loan or other investment (which amount includes any portion of the investment that was debt financed and is inclusive of acquisition or origination expenses related thereto but is exclusive of acquisition or origination fees paid or payable to our advisor) and (ii) the outstanding principal amount of such loan or other investment, plus the acquisition or origination expenses related to the acquisition or funding of such investment (excluding acquisition or origination fees paid or payable to our advisor), as of the time of calculation.

On September 27, 2014, we and our advisor renewed the advisory agreement. Pursuant to the advisory agreement, with respect to asset management fees accruing from March 1, 2014, our advisor agreed to defer, without interest, our obligation to pay asset management fees for any month in which our modified funds from operations (“MFFO”) for such month, as such term is defined in the practice guideline issued by the Investment Program Association (“IPA”) in November 2010 and interpreted by us, excluding asset management fees, does not exceed the amount of distributions declared by us for record dates of that month. We remain obligated to pay our advisor an asset management fee in any month in which our MFFO, excluding asset management fees, for such month exceeds the amount of distributions declared for the record dates of that month (such excess amount, an “MFFO Surplus”); however, any amount of such asset management fee in excess of the MFFO Surplus will also be deferred under the advisory agreement. If the MFFO Surplus for any month exceeds the amount of the asset management fee payable for such month, any remaining MFFO Surplus will be applied to pay any asset management fee amounts previously deferred in accordance with the advisory agreement.
As of March 31, 2015, we had accrued and deferred payment of $5.2 million of asset management fees under the advisory agreement, as we believe the payment of this amount to our advisor is probable. These fees will be reimbursed in accordance with the terms noted above.  The amount of asset management fees deferred will vary on a month-to-month basis, especially during our offering stage as we may raise capital more quickly than we acquire income-producing assets. The total amount of asset management fees deferred as well as the timing of the deferrals and repayments are difficult to predict as they will depend on the volume of capital raised in this offering, the speed with which we are able to deploy capital raised, the amount of and terms of the debt we use to acquire assets, the level of operating cash flow generated by future acquisitions, the performance of all of the real estate investments in our portfolio and other factors. In addition, deferrals and repayments may occur in the same period, and it is possible that there could be additional deferrals even after the initial deferrals are fully repaid.
However, notwithstanding the foregoing, any and all deferred asset management fees that are unpaid will become immediately due and payable at such time as our stockholders have received, together as a collective group, aggregate distributions (including distributions that may constitute a return of capital for federal income tax purposes) sufficient to provide (i) an 8.0% per year cumulative, noncompounded return on such net invested capital (the “Stockholders’ 8% Return”) and (ii) a return of their net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to our share redemption program. The Stockholders’ 8% Return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for our advisor to receive deferred asset management fees.
The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and our conflicts committee.
Contractual Commitments and Contingencies
The following is a summary of our contractual obligations as of March 31, 2015 (in thousands):

		Payments Due During the Years Ended December 31,
Contractual Obligations	Total	Remainder of 2015	2016-2017	2018-2019	Thereafter
Outstanding debt obligations (1)	$1,246,938	$—	$294,588	$734,389	$217,961
Interest payments on outstanding debt obligations (2)	107,369	23,556	58,181	21,103	4,529
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(1) Amounts include principal payments only.
(2) Projected interest payments are based on the outstanding principal amounts and interest rates in effect as of March 31, 2015 (consisting of the contractual interest rate and the effect of interest rate swaps, if applicable). We incurred interest expense of $8.1 million, excluding amortization of deferred financing costs totaling $0.8 million and unrealized losses on derivatives of $3.5 million, during the three months ended March 31, 2015.
Results of Operations
Overview
Our results of operations as of March 31, 2015 are not indicative of those expected in future periods, as we broke escrow in this initial public offering on March 24, 2011 and have since been raising money in and investing the proceeds from this initial public offering. As of March 31, 2014, we owned 12 office properties and one real estate loan receivable. As of March 31, 2015, we owned 20 office properties and one real estate loan receivable. In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of anticipated future acquisitions of real estate investments. As a result, the results of operations presented for the three months ended March 31, 2015 and 2014 are not directly comparable.

Comparison of the three months ended March 31, 2015 versus the three months ended March 31, 2014
The following table provides summary information about our results of operations for the three months ended March 31, 2015 and 2014 (dollar amounts in thousands):

	Three Months Ended March 31,		Increase (Decrease)	Percentage Change	$ Change Due to Acquisitions and Dispositions (1)	$ Change Due to Properties or Loans Held Throughout Both Periods (2)
	2015	2014
Rental income	$53,501	$30,995	$22,506	73%	$22,221	$285
Tenant reimbursements	11,534	9,483	2,051	22%	2,283	(232)
Interest income from real estate loan receivable	382	320	62	19%	—	62
Other operating income	2,833	938	1,895	202%	1,796	99
Operating, maintenance and management costs	15,220	10,485	4,735	45%	5,812	(1,077)
Real estate taxes and insurance	11,162	7,655	3,507	46%	3,774	(267)
Asset management fees to affiliate	4,317	2,459	1,858	76%	1,785	73
Real estate acquisition fees to affiliate	—	1,705	(1,705)	—%	(1,705)	n/a
Real estate acquisition fees and expenses	115	303	(188)	(62)%	(188)	n/a
General and administrative expenses	998	734	264	36%	n/a	n/a
Depreciation and amortization	29,668	17,269	12,399	72%	12,040	359
Interest expense	12,415	5,297	7,118	134%	n/a	n/a
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(1) Represents the dollar amount increase (decrease) for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 related to real estate investments acquired or disposed of on or after January 1, 2014.
(2) Represents the dollar amount increase (decrease) for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 with respect to real estate investments owned by us throughout both periods presented.
Rental income and tenant reimbursements from our real estate properties increased from $40.5 million for the three months ended March 31, 2014 to $65.0 million for the three months ended March 31, 2015 primarily as a result of the growth in our real estate portfolio, partially offset by the sale of one of our properties on February 19, 2014. We expect that our rental income and tenant reimbursements will increase in future periods as a result of anticipated future acquisitions of real estate properties.
Interest income from our real estate loan receivable, recognized using the interest method, increased from $0.3 million during the three months ended March 31, 2014 to $0.4 million during the three months ended March 31, 2015. The increase in interest income is a result of an increase in the overall loan balance as a result of advances made under the real estate loan receivable. We expect interest income to vary in future periods as we make advances under the real estate loan receivable or receive principal repayments and to the extent we make any additional investments in real estate loans receivable.
Other operating income increased from $0.9 million during the three months ended March 31, 2014 to $2.8 million for the three months ended March 31, 2015, primarily as a result of the growth in our real estate portfolio. Other operating income primarily consisted of parking revenues. We expect other operating income to increase in future periods as a result of anticipated future acquisitions of real estate properties.
Operating, maintenance and management costs increased from $10.5 million for the three months ended March 31, 2014 to $15.2 million for the three months ended March 31, 2015, primarily as a result of the growth in our real estate portfolio, partially offset by the sale of one of our properties on February 19, 2014 and a $1.1 million decrease from properties held throughout both periods primarily due to lower energy costs. We expect operating, maintenance and management costs to increase in future periods as a result of anticipated future acquisitions of real estate properties.
Real estate taxes and insurance increased from $7.7 million for the three months ended March 31, 2014 to $11.2 million for the three months ended March 31, 2015, primarily as a result of the growth in our real estate portfolio, partially offset by the sale of one of our properties on February 19, 2014. We expect real estate taxes and insurance to increase in future periods as a result of anticipated future acquisitions of real estate properties.

Asset management fees with respect to our real estate investments increased from $2.5 million for the three months ended March 31, 2014 to $4.3 million for the three months ended March 31, 2015, primarily as a result of the growth in our real estate portfolio, partially offset by the sale of one of our properties on February 19, 2014. We expect asset management fees to increase in future periods as a result of anticipated future acquisitions of real estate investments. As of March 31, 2015, there were $5.2 million of accrued and deferred asset management fees. For a discussion of accrued and deferred asset management fees, see “Liquidity and Capital Resources - Cash Flows from Financing Activities” herein.
Real estate acquisition fees and expenses to affiliate and non-affiliates decreased from $2.0 million for the three months ended March 31, 2014 to $0.1 million for the three months ended March 31, 2015, which related to properties acquired in 2014. We acquired one real estate property for $169.8 million during the three months ended March 31, 2014. During the three months ended March 31, 2015, we did not acquire any real estate properties. We expect real estate acquisition fees and expenses to vary in future periods based upon acquisition activity.
Depreciation and amortization increased from $17.3 million for the three months ended March 31, 2014 to $29.7 million for the three months ended March 31, 2015, primarily as a result of the growth in our real estate portfolio, partially offset by the sale of one of our properties on February 19, 2014. We expect depreciation and amortization to increase in future periods as a result of anticipated future acquisitions of real estate properties.
Interest expense increased from $5.3 million for the three months ended March 31, 2014 to $12.4 million for the three months ended March 31, 2015. Included in interest expense is the amortization of deferred financing costs of $0.5 million and $0.8 million for the three months ended March 31, 2014 and 2015, respectively. Interest expense incurred as a result of our derivative instruments for the three months ended March 31, 2015 and 2014 was $5.2 million and $1.0 million, respectively, which includes $3.5 million of unrealized losses on derivative instruments for the three months ended March 31, 2015. The increase in interest expense is primarily due to increased borrowings as a result of our use of additional debt in acquiring real estate properties in 2014. We expect interest expense to increase in future periods as a result of additional borrowing for anticipated future acquisitions of real estate investments.
During the three months ended March 31, 2014, we sold one office property that resulted in a gain on sale of $10.9 million. During the three months ended March 31, 2015, we did not dispose of any properties.
Organization and Offering Costs
Our organization and offering costs (other than selling commissions and dealer manager fees) may be paid by our advisor, our dealer manager or their affiliates on our behalf, or we may pay these costs directly. Offering costs include all costs incurred or to be incurred by us in connection with this offering or the Follow-on Offering. Organization costs include all costs incurred by us in connection with our formation, including but not limited to legal fees and other costs to incorporate. Organization costs are expensed as incurred and offering costs in this offering, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders’ equity.
Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse our advisor, our dealer manager and their affiliates for organization and offering costs they incur on our behalf.  However, at the termination of this primary initial public offering and at the termination of the offering pursuant to our dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds. In addition, at the end of this primary initial public offering and again at the end of the offering pursuant to our dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that organization and offering expenses, excluding underwriting compensation (which includes selling commissions, dealer manager fees and any other items viewed as underwriting compensation by the Financial Industry Regulatory Authority), exceed 2% of gross offering proceeds. We directly pay or reimburse our dealer manager for underwriting compensation as discussed in the prospectus for this offering, provided that within 30 days after the end of the month in which this primary initial public offering terminates, our dealer manager must reimburse us to the extent that our reimbursements cause total underwriting compensation for this primary initial public offering to exceed 10% of the gross offering proceeds from this offering. We also directly pay or reimburse our dealer manager for bona fide invoiced due diligence expenses of broker-dealers. However, no reimbursements made by us to our advisor or our dealer manager may cause total organization and offering expenses incurred by us (including selling commissions, dealer manager fees and all other items of organization and offering expenses) to exceed 15% of the aggregate gross proceeds from this primary offering and the offering pursuant to our dividend reinvestment plan as of the date of reimbursement. As of March 31, 2015, selling commissions, dealer manager fees, and organization and other offering costs did not exceed 15% of the gross offering proceeds. Through March 31, 2015, including shares issued through our dividend reinvestment plan, we had sold 150,645,386 shares in this offering for gross offering proceeds of $1.5 billion and incurred selling commissions and dealer manager fees of $135.0 million and organization and other offering costs of $21.5 million in this offering.

In addition, from inception through March 31, 2015, we had recorded $1.2 million of offering costs related to the Follow-on Offering. Pursuant to the advisory agreement, our advisor would be obligated to reimburse us to the extent offering costs incurred by us in the Follow-on Offering exceed 15% of the gross offering proceeds of the offering. As of March 31, 2015, we had not commenced the Follow-on Offering and do not anticipate raising significant proceeds, if any, in the Follow-on Offering. As such, we recorded $1.2 million of offering costs as due from affiliate on our consolidated balance sheet as of March 31, 2015. We may not reimburse our dealer manager for expenses it has incurred to the extent that total organization and offering expenses incurred by us exceed 15% of the aggregate gross proceeds from the Follow-on Offering. Since as of March 31, 2015, we had not commenced the Follow-on Offering, we had not reimbursed any amounts to our dealer manager related to the Follow-on Offering.
Critical Accounting Policies
Our consolidated interim financial statements have been prepared in accordance with GAAP and in conjunction with the rules and regulations of the SEC. The preparation of our financial statements requires significant management judgments, assumptions and estimates about matters that are inherently uncertain. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. A discussion of the accounting policies that management considers critical in that they involve significant management judgments, assumptions and estimates is included in our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC. There have been no significant changes to our policies during 2015.
Experts
The consolidated financial statements and financial statement schedule of KBS Real Estate Investment Trust III, Inc. appearing in its Annual Report on Form 10-K for the year ended December 31, 2014 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The statement of revenues over certain operating expenses of the Towers at Emeryville for the year ended December 31, 2013, incorporated by reference in this prospectus from KBS Real Estate Investment Trust III, Inc.’s Current Report on Form 8-K/A, filed with the SEC on February 6, 2015 has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such statement of revenues over certain operating expenses is incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The statement of revenues over certain operating expenses of 222 Main for the year ended December 31, 2013, incorporated by reference in this prospectus from KBS Real Estate Investment Trust III, Inc.’s Current Report on Form 8-K/A, filed with the SEC on May 5, 2014, has been audited by Squar, Milner, Peterson, Miranda & Williamson, LLP, independent audit firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such statement of revenues over certain operating expenses is incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Incorporation of Certain Information by Reference
We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the Securities and Exchange Commission (“SEC”). The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at the website maintained for us, other KBS-sponsored programs and our advisor and its affiliates at www.kbsreits.com (URL for documents: https://www.kbs-cmg.com/~/REIT_III/kbs_reitIII_info.htm). There is additional information about us and our affiliates at our website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.
The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-164703), except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC on March 9, 2015;

•	Definitive Proxy Statement on Schedule 14A;

•	Current Report on Form 8-K/A filed with the SEC on February 6, 2015;

•	Current Report on Form 8-K/A filed with the SEC on May 5, 2014; and

•	Registration Statement on Form 8-A filed with the SEC on April 30, 2012.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any document incorporated herein by reference (or incorporated into the documents that this prospectus incorporates by reference). To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:
KBS Capital Markets Group LLC
800 Newport Center Drive, Suite 700
Newport Beach, California 92660
Telephone: (866) 527-4264
Fax: (949) 417-6501
www.kbs-cmg.com
The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.
Where You Can Find More Information
We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov. We have filed with the SEC a registration statement relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of ours, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	March 31, 2015	December 31, 2014
	(unaudited)
Assets
Real estate:
Land	$292,228	$292,228
Buildings and improvements	1,809,876	1,794,464
Tenant origination and absorption costs	219,115	221,169
Total real estate, cost	2,321,219	2,307,861
Less accumulated depreciation and amortization	(136,235)	(110,781)
Total real estate, net	2,184,984	2,197,080
Real estate loan receivable, net	21,498	20,010
Cash and cash equivalents	255,204	99,135
Rents and other receivables, net	28,614	20,763
Due from affiliate	1,173	1,173
Above-market leases, net	12,681	13,744
Deferred financing costs, prepaid expenses and other assets	40,674	34,530
Total assets	$2,544,828	$2,386,435
Liabilities and stockholders’ equity
Notes payable	$1,246,938	$1,322,898
Accounts payable and accrued liabilities	39,231	35,167
Due to affiliates	5,421	3,554
Distributions payable	7,937	6,613
Below-market leases, net	30,250	32,745
Other liabilities	32,951	23,033
Total liabilities	1,362,728	1,424,010
Commitments and contingencies (Note 10)
Redeemable common stock	38,283	29,329
Stockholders’ equity:
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 149,996,485 and 123,426,546 shares issued and outstanding as of March 31, 2015 and December 31, 2014, respectively	1,500	1,234
Additional paid-in capital	1,322,941	1,080,673
Accumulated other comprehensive loss	(6,848)	(2,190)
Cumulative distributions and net losses	(173,776)	(146,621)
Total stockholders’ equity	1,143,817	933,096
Total liabilities and stockholders’ equity	$2,544,828	$2,386,435

See accompanying condensed notes to consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2015	2014
Revenues:
Rental income	$53,501	$30,995
Tenant reimbursements	11,534	9,483
Interest income from real estate loan receivable	382	320
Other operating income	2,833	938
Total revenues	68,250	41,736
Expenses:
Operating, maintenance and management	15,220	10,485
Real estate taxes and insurance	11,162	7,655
Asset management fees to affiliate	4,317	2,459
Real estate acquisition fees to affiliate	—	1,705
Real estate acquisition fees and expenses	115	303
General and administrative expenses	998	734
Depreciation and amortization	29,668	17,269
Interest expense	12,415	5,297
Total expenses	73,895	45,907
Other income:
Other interest income	71	3
Gain on sale of real estate, net	—	10,895
Total other income	71	10,898
Net (loss) income	$(5,574)	$6,727
Net (loss) income per common share, basic and diluted	$(0.04)	$0.09
Weighted-average number of common shares outstanding, basic and diluted	134,638,562	72,753,222

See accompanying condensed notes to consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited)
(in thousands)

	Three Months Ended March 31,
	2015	2014
Net (loss) income	$(5,574)	$6,727
Other comprehensive income (loss):
Unrealized losses on derivative instruments	(6,309)	(2,194)
Reclassification adjustment realized in net income (effective portion)	1,651	963
Total other comprehensive loss	(4,658)	(1,231)
Total comprehensive (loss) income	$(10,232)	$5,496
See accompanying condensed notes to consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the Year Ended December 31, 2014 and the Three Months Ended March 31, 2015 (unaudited)
(dollars in thousands)

			Additional Paid-in Capital	Cumulative Distributions and Net Losses	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Common Stock
	Shares	Amounts
Balance, December 31, 2013	66,430,888	$664	$574,762	$(74,788)	$2,179	$502,817
Net loss	—	—	—	(12,352)	—	(12,352)
Other comprehensive loss	—	—	—	—	(4,369)	(4,369)
Issuance of common stock	57,372,731	574	583,284	—	—	583,858
Transfers to redeemable common stock	—	—	(16,915)	—	—	(16,915)
Redemptions of common stock	(377,073)	(4)	(3,633)	—	—	(3,637)
Distributions declared	—	—	—	(59,481)	—	(59,481)
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(50,808)	—	—	(50,808)
Other offering costs	—	—	(6,017)	—	—	(6,017)
Balance, December 31, 2014	123,426,546	$1,234	$1,080,673	$(146,621)	$(2,190)	$933,096
Net loss	—	—	—	(5,574)	—	(5,574)
Other comprehensive loss	—	—	—	—	(4,658)	(4,658)
Issuance of common stock	26,753,806	268	279,615	—	—	279,883
Transfers to redeemable common stock	—	—	(8,954)	—	—	(8,954)
Redemptions of common stock	(183,867)	(2)	(1,787)	—	—	(1,789)
Distributions declared	—	—	—	(21,581)	—	(21,581)
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(25,160)	—	—	(25,160)
Other offering costs	—	—	(1,446)	—	—	(1,446)
Balance, March 31, 2015	149,996,485	$1,500	$1,322,941	$(173,776)	$(6,848)	$1,143,817

See accompanying condensed notes to consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands)

	Three Months Ended March 31,
	2015	2014
Cash Flows from Operating Activities:
Net (loss) income	$(5,574)	$6,727
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	29,668	17,269
Noncash interest income on real estate-related investment	7	6
Deferred rents	(5,083)	(2,174)
Allowance for doubtful accounts	181	138
Amortization of above- and below-market leases, net	(1,432)	(1,054)
Amortization of deferred financing costs	825	481
Unrealized losses on derivative instruments	3,500	—
Gain on sale of real estate	—	(10,895)
Changes in operating assets and liabilities:
Rents and other receivables	(2,862)	(2,465)
Deferred financing costs, prepaid expenses and other assets	(7,609)	(5,824)
Accounts payable and accrued liabilities	(1,361)	(5,373)
Other liabilities	2,256	2,060
Due to affiliates	1,714	910
Net cash provided by (used in) operating activities	14,230	(194)
Cash Flows from Investing Activities:
Acquisitions of real estate	—	(169,369)
Improvements to real estate	(11,760)	(4,274)
Proceeds from sale of real estate, net	—	42,740
Advances on real estate loan receivable	(1,546)	(348)
Purchase of interest rate cap	(175)	—
Principal repayments on real estate loan receivable	51	40
Net cash used in investing activities	(13,430)	(131,211)
Cash Flows from Financing Activities:
Proceeds from notes payable	—	102,700
Principal payments on notes payable	(75,960)	(40,000)
Payments of deferred financing costs	(106)	(1,560)
Proceeds from issuance of common stock	269,140	131,807
Payments to redeem common stock	(1,789)	(524)
Payments of commissions on stock sales and related dealer manager fees	(25,160)	(12,157)
Payments of other offering costs	(1,342)	(1,281)
Distributions paid to common stockholders	(9,514)	(5,392)
Net cash provided by financing activities	155,269	173,593
Net increase in cash and cash equivalents	156,069	42,188
Cash and cash equivalents, beginning of period	99,135	33,189
Cash and cash equivalents, end of period	$255,204	$75,377
Supplemental Disclosure of Cash Flow Information:
Interest paid	$7,812	$4,165
Supplemental Disclosure of Noncash Investing and Financing Activities:
Distributions paid to common stockholders through common stock issuances pursuant to the dividend reinvestment plan	$10,743	$5,576
Increase in other offering costs payable	$153	$542
Increase in distributions payable	$1,324	$693
Increase in capital expenses payable	$5,910	$—
Liabilities assumed in connection with real estate acquisitions	$—	$967

See accompanying condensed notes to consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2015
(unaudited)

1.	ORGANIZATION
KBS Real Estate Investment Trust III, Inc. (the “Company”) was formed on December 22, 2009 as a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2011 and it intends to continue to operate in such manner. Substantially all of the Company’s business is expected to be conducted through KBS Limited Partnership III (the “Operating Partnership”), a Delaware limited partnership. The Company is the sole general partner of and owns a 0.1% partnership interest in the Operating Partnership. KBS REIT Holdings III LLC (“REIT Holdings III”), the limited partner of the Operating Partnership, owns the remaining 99.9% interest in the Operating Partnership and is its sole limited partner. The Company is the sole member and manager of REIT Holdings III.
Subject to certain restrictions and limitations, the business of the Company is externally managed by KBS Capital Advisors LLC (the “Advisor”), an affiliate of the Company, pursuant to an advisory agreement the Company entered into with the Advisor (the “Advisory Agreement”). On January 26, 2010, the Company issued 20,000 shares of its common stock to the Advisor at a purchase price of $10.00 per share. As of March 31, 2015, the Advisor owned 20,000 shares of the Company’s common stock.
The Company has invested in and intends to invest in a diverse portfolio of real estate investments. The Company’s primary investment focus is core office properties located throughout the United States, though the Company may also invest in industrial and retail properties. The Company’s core property focus in the U.S. office sector has reflected a more value-creating core strategy, and based on the current market outlook, it expects to continue this strategy. In many cases, these properties have slightly higher (10% to 15%) vacancy rates and/or higher near-term lease rollover at acquisition than more conservative value-maintaining core properties. All such real estate assets may be acquired directly by the Company or the Operating Partnership, though the Company may invest in other entities that make similar investments. The Company also currently expects to allocate between 0 and 20% of its portfolio to real estate-related investments such as mortgage loans. As of March 31, 2015, the Company owned 20 office properties and one first mortgage loan secured by a deed of trust.
On February 4, 2010, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a minimum of 250,000 shares and a maximum of up to 280,000,000 shares, or up to $2,760,000,000 of shares, of common stock for sale to the public (the “Offering”), of which up to 80,000,000 shares, or up to $760,000,000 of shares, are being offered pursuant to the Company’s dividend reinvestment plan. The SEC declared the Company’s registration statement effective on October 26, 2010, and the Company retained KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of the Company, to serve as the dealer manager of the Offering pursuant to a dealer manager agreement, as amended and restated (the “Dealer Manager Agreement”). As described above, the Company intends to use substantially all of the net proceeds from the Offering to invest in a diverse portfolio of real estate investments.
On March 24, 2011, the Company broke escrow in the Offering and through March 31, 2015, the Company had sold 150,645,386 shares of common stock for gross offering proceeds of $1.5 billion, including 6,021,016 shares of common stock under its dividend reinvestment plan for gross offering proceeds of $58.5 million.
Additionally, on October 3, 2014, the Company issued 258,462 shares for $2.4 million in private transactions exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933.
On February 14, 2013, the Company filed a registration statement on Form S-11 with the SEC to register a follow-on offering (the “Follow-on Offering”). The Company can give no assurance that it will commence or complete the Follow-on Offering.
On February 12, 2015, in consideration of the Company’s offering proceeds raised to date and the pace of sales in the Offering, the Company’s board of directors approved the termination of the Company’s primary public offering stage effective approximately 90 days (as determined by the Company’s Chief Executive Officer, such date the “Offering Termination Date”) after the Company has announced that it has raised $1.3 billion in the aggregate in its primary public offerings, whether in the Offering or a follow-on offering. On February 20, 2015, the Company announced that, as of February 20, 2015, it had accepted aggregate gross offering proceeds in excess of $1.3 billion in the Offering. The Company’s Offering Termination Date is Friday, May 29, 2015. Subscriptions must be dated on or before May 29, 2015, and subscriptions and all related documents and funds must be received by the Company in good order no later than July 28, 2015.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2015
(unaudited)

The Company plans to continue to offer shares under its dividend reinvestment plan beyond the termination of the offering stage for its primary offering. In some states, the Company will need to renew the registration statement annually or file a new registration statement to continue the dividend reinvestment plan offering.
The Company may terminate the Offering or its dividend reinvestment plan offering at any time.
As of March 31, 2015, the Company had redeemed 927,363 shares sold in the Offering for $8.9 million.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
There have been no significant changes to the Company’s accounting policies since it filed its audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2014. For further information about the Company’s accounting policies, refer to the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2014 included in the Company’s Annual Report on Form 10-K filed with the SEC.
Principles of Consolidation and Basis of Presentation
The accompanying unaudited consolidated financial statements and condensed notes thereto have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for audited financial statements. In the opinion of management, the financial statements for the unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Operating results for the three months ended March 31, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.
The consolidated financial statements include the accounts of the Company, REIT Holdings III, the Operating Partnership and their direct and indirect wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.
Use of Estimates
The preparation of the consolidated financial statements and condensed notes thereto in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.
Reclassifications
Certain amounts in the Company’s prior period consolidated financial statements have been reclassified to conform to the current period presentation.  These reclassifications have not changed the results of operations of prior periods.
Per Share Data
Basic net income (loss) per share of common stock is calculated by dividing net income (loss) by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were no potentially dilutive securities outstanding during the three months ended March 31, 2015 and 2014, respectively.
Distributions declared per common share were $0.160 and $0.160 for the three months ended March 31, 2015 and 2014, respectively. Distributions declared per common share assumes each share was issued and outstanding each day during the three months ended March 31, 2015 and 2014, respectively. For each day that was a record date for distributions during the three months ended March 31, 2015 and 2014, distributions were calculated at a rate of $0.00178082 per share per day. Each day during the periods from January 1, 2014 through March 31, 2014 and January 1, 2015 through March 31, 2015 was a record date for distributions.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2015
(unaudited)

Segments
The Company invests in core real estate properties and real estate-related investments with the goal of acquiring a portfolio of income-producing investments.  The Company’s real estate properties exhibit similar long-term financial performance and have similar economic characteristics to each other.  As of March 31, 2015, the Company aggregated its investments in real estate properties into one reportable business segment.  The Company considered both quantitative and qualitative thresholds and determined that its investment in a real estate loan receivable does not constitute a reportable segment.
Recently Issued Accounting Standards Update
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU No. 2014-09”).  ASU No. 2014-09 requires an entity to recognize the revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.  ASU No. 2014-09 supersedes the revenue requirements in Revenue Recognition (Topic 605) and most industry-specific guidance throughout the Industry Topics of the Codification.  ASU No. 2014-09 does not apply to lease contracts within the scope of Leases (Topic 840). ASU No. 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and is to be applied retrospectively, with early application not permitted.  The Company is still evaluating the impact of adopting ASU No. 2014-09 on its financial statements, but does not expect the adoption of ASU No. 2014-09 to have a material impact on its financial statements.
In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU No. 2014-15”). The amendments in ASU No. 2014-15 require management to evaluate, for each annual and interim reporting period, whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or are available to be issued when applicable) and, if so, provide related disclosures. ASU No. 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The Company does not expect the adoption of ASU No. 2014-15 to have a significant impact on its financial statements.
In January 2015, the FASB issued ASU No. 2015-01, Income Statement - Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU No. 2015-01”). The amendments in ASU No. 2015-01 eliminate from GAAP the concept of extraordinary items.  Although the amendments will eliminate the requirements in Subtopic 225-20 for reporting entities to consider whether an underlying event or transaction is extraordinary, the presentation and disclosure guidance for items that are unusual in nature or occur infrequently will be retained and will be expanded to include items that are both unusual in nature and infrequently occurring. ASU No. 2015-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company does not expect the adoption of ASU No. 2015-01 to have a significant impact on its financial statements.
In April 2015, the FASB issued ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs (“ASU No. 2015-03”).  The amendments in ASU No. 2015-03 require debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount. ASU No. 2015-03 is limited to the presentation of debt issuance costs and does not affect the recognition and measurement of debt issuance costs.  ASU No. 2015-03 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015 and is to be applied retrospectively.  Early adoption is permitted for financial statements that have not been previously issued.  The adoption of ASU No. 2015-03 would change the presentation of debt issuance costs, as the Company presents debt issuance costs as deferred financing costs, prepaid expenses and other assets on the accompanying consolidated balance sheets.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2015
(unaudited)

3.	REAL ESTATE
As of March 31, 2015, the Company’s real estate portfolio was composed of 20 office properties encompassing in the aggregate approximately 8.2 million rentable square feet. As of March 31, 2015, the Company’s real estate portfolio was collectively 89% occupied. The following table summarizes the Company’s investments in real estate as of March 31, 2015 (in thousands):

Property	Date Acquired	City	State	Property Type	Total Real Estate at Cost	Accumulated Depreciation and Amortization	Total Real Estate, Net
Domain Gateway	09/29/2011	Austin	TX	Office	$47,373	$(7,620)	$39,753
Town Center	03/27/2012	Plano	TX	Office	118,043	(16,646)	101,397
McEwen Building	04/30/2012	Franklin	TN	Office	40,256	(5,972)	34,284
Gateway Tech Center	05/09/2012	Salt Lake City	UT	Office	28,203	(3,291)	24,912
Tower on Lake Carolyn	12/21/2012	Irving	TX	Office	50,192	(7,105)	43,087
RBC Plaza	01/31/2013	Minneapolis	MN	Office	143,439	(13,313)	130,126
One Washingtonian Center	06/19/2013	Gaithersburg	MD	Office	89,995	(7,525)	82,470
Preston Commons	06/19/2013	Dallas	TX	Office	115,845	(9,619)	106,226
Sterling Plaza	06/19/2013	Dallas	TX	Office	78,893	(7,149)	71,744
201 Spear Street	12/03/2013	San Francisco	CA	Office	132,642	(5,679)	126,963
500 West Madison	12/16/2013	Chicago	IL	Office	431,557	(28,233)	403,324
222 Main	02/27/2014	Salt Lake City	UT	Office	164,565	(6,939)	157,626
Anchor Centre	05/22/2014	Phoenix	AZ	Office	91,332	(3,640)	87,692
171 17th Street	08/25/2014	Atlanta	GA	Office	130,441	(4,614)	125,827
Rocklin Corporate Center	11/06/2014	Rocklin	CA	Office	32,724	(849)	31,875
Reston Square	12/03/2014	Reston	VA	Office	45,638	(678)	44,960
Ten Almaden	12/05/2014	San Jose	CA	Office	117,302	(1,603)	115,699
Towers at Emeryville	12/23/2014	Emeryville	CA	Office	250,292	(3,626)	246,666
101 South Hanley	12/24/2014	St. Louis	MO	Office	63,572	(966)	62,606
3003 Washington Boulevard	12/30/2014	Arlington	VA	Office	148,915	(1,168)	147,747
					$2,321,219	$(136,235)	$2,184,984
As of March 31, 2015, the following property represented more than 10% of the Company’s total assets:

Property	Location	Rentable Square Feet	Total Real Estate, Net (in thousands)	Percentage of Total Assets	Annualized Base Rent (in thousands) (1)	Average Annualized Base Rent per sq. ft.	Occupancy
500 West Madison	Chicago, IL	1,457,724	$403,324	15.9%	$34,423	$25.41	92.9%
_____________________
(1) Annualized base rent represents annualized contractual base rental income as of March 31, 2015, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2015
(unaudited)

Operating Leases
The Company’s real estate properties are leased to tenants under operating leases for which the terms and expirations vary. As of March 31, 2015, the leases had remaining terms, excluding options to extend, of up to 14.2 years with a weighted-average remaining term of 5.2 years. Some of the leases have provisions to extend the term of the leases, options for early termination for all or a part of the leased premises after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires a security deposit from the tenant in the form of a cash deposit and/or a letter of credit. The amount required as a security deposit varies depending upon the terms of the respective lease and the creditworthiness of the tenant, but generally is not a significant amount. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash related to tenant leases are included in other liabilities in the accompanying consolidated balance sheets and totaled $8.1 million and $7.9 million as of March 31, 2015 and December 31, 2014, respectively.
During the three months ended March 31, 2015 and 2014, the Company recognized deferred rent from tenants of $5.1 million and $2.2 million, respectively. As of March 31, 2015 and December 31, 2014, the cumulative deferred rent balance was $23.7 million and $18.4 million, respectively, and is included in rents and other receivables on the accompanying balance sheets. The cumulative deferred rent balance included $1.3 million and $1.1 million of unamortized lease incentives as of March 31, 2015 and December 31, 2014, respectively.
As of March 31, 2015, the future minimum rental income from the Company’s properties under its non-cancelable operating leases was as follows (in thousands):

April 1, 2015 through December 31, 2015	$144,702
2016	190,581
2017	175,080
2018	156,446
2019	133,201
Thereafter	430,556
$1,230,566
As of March 31, 2015, the Company’s real estate properties were leased to approximately 600 tenants over a diverse range of industries and geographic areas. The Company’s highest tenant industry concentration (greater than 10% of annualized base rent) was as follows:

Industry	Number of Tenants	Annualized Base Rent (1) (in thousands)	Percentage of Annualized Base Rent
Finance	125	$47,902	23.2%
_____________________
(1) Annualized base rent represents annualized contractual base rental income as of March 31, 2015, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.
As of March 31, 2015, no other tenant industries accounted for more than 10% of annualized base rent and no tenant accounted for more than 10% of annualized base rent. No material tenant credit issues have been identified at this time.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2015
(unaudited)

Geographic Concentration Risk
As of March 31, 2015, the Company’s net investments in real estate in California, Illinois, and Texas represented 20%, 16% and 14% of the Company’s total assets, respectively.  As a result, the geographic concentration of the Company’s portfolio makes it particularly susceptible to adverse economic developments in the California, Illinois, and Texas real estate markets.  Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect the Company’s operating results and its ability to make distributions to stockholders.

4.	TENANT ORIGINATION AND ABSORPTION COSTS, ABOVE-MARKET LEASE ASSETS AND BELOW-MARKET LEASE LIABILITIES
As of March 31, 2015 and December 31, 2014, the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities (excluding fully amortized assets and liabilities and accumulated amortization) were as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Cost	$219,115	$221,169	$15,961	$16,113	$(40,371)	$(41,175)
Accumulated Amortization	(46,702)	(38,645)	(3,280)	(2,369)	10,121	8,430
Net Amount	$172,413	$182,524	$12,681	$13,744	$(30,250)	$(32,745)
Increases (decreases) in net income as a result of amortization of the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities for the three months ended March 31, 2015 and 2014 were as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	For the Three Months Ended March 31,		For the Three Months Ended March 31,		For the Three Months Ended March 31,
	2015	2014	2015	2014	2015	2014
Amortization	$(10,110)	$(6,252)	$(1,063)	$(469)	$2,495	$1,523

5.	REAL ESTATE LOAN RECEIVABLE
As of March 31, 2015 and December 31, 2014, the Company, through an indirect wholly owned subsidiary, had originated one real estate loan receivable as follows (dollars in thousands):

Loan Name Location of Related Property or Collateral	Date Originated	Property Type	Loan Type	Outstanding Principal Balance as of March 31, 2015 (1)	Book Value as of March 31, 2015 (2)	Book Value as of December 31, 2014 (2)	Contractual Interest Rate (3)	Annualized Effective Interest Rate (3)	Maturity Date
Aberdeen First Mortgage Origination
Dallas, Texas	06/24/2011	Office	Mortgage	$21,462	$21,498	$20,010	7.5%	7.5%	07/01/2016
_____________________
(1) Outstanding principal balance as of March 31, 2015 represents original principal balance outstanding under the loan, increased for any subsequent fundings and reduced for any principal paydowns.
(2) Book value represents outstanding principal balance, adjusted for unamortized origination fees and direct origination and acquisition costs.
(3) Contractual interest rate is the stated interest rate on the face of the loan. Annualized effective interest rate is calculated as the actual interest income recognized in 2015, using the interest method, divided by the average amortized cost basis of the investment. The contractual interest rate and annualized effective interest rate presented are as of March 31, 2015.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2015
(unaudited)

The following summarizes the activity related to the real estate loan receivable for the three months ended March 31, 2015 (in thousands):

Real estate loan receivable - December 31, 2014	$20,010
Advances on real estate loan receivable	1,546
Principal repayments received on real estate loan receivable	(51)
Amortization of closing costs and origination fees on originated real estate loan receivable	(7)
Real estate loan receivable - March 31, 2015	$21,498

For the three months ended March 31, 2015 and 2014, interest income from the real estate loan receivable consisted of the following (in thousands):

	Three Months Ended March 31,
	2015	2014
Contractual interest income	$389	$326
Amortization of closing costs and origination fees	(7)	(6)
Interest income from real estate loan receivable	$382	$320
As of March 31, 2015, the borrower under the Aberdeen First Mortgage Origination was current on its payments.

6.	NOTES PAYABLE
As of March 31, 2015 and December 31, 2014, the Company’s notes payable consisted of the following (dollars in thousands):

	Principal as of March 31, 2015	Principal as of December 31, 2014	Contractual Interest Rate as of March 31, 2015(1)	Effective Interest Rate as of March 31, 2015 (1)	Payment Type	Maturity Date (2)
Town Center Mortgage Loan	$75,000	$75,000	One-month LIBOR + 1.85%	2.87%	Interest Only	03/27/2018
Portfolio Loan (4)	130,000	160,000	One-month LIBOR + 1.75%	1.92%	Interest Only	04/01/2018
RBC Plaza Mortgage Loan	74,465	74,465	One-month LIBOR + 1.80%	2.54%	Interest Only	02/01/2017
National Office Portfolio Mortgage Loan (5)	166,893	166,893	One-month LIBOR + 1.50%	2.77%	Interest Only	07/01/2017
500 West Madison Mortgage Loan (6)	215,000	255,000	One-month LIBOR + 1.65%	3.16%	Interest Only	12/16/2018
222 Main Mortgage Loan	102,700	102,700	3.97%	3.97%	Interest Only(3)	03/01/2021
Anchor Centre Mortgage Loan	50,000	50,000	One-month LIBOR + 1.50%	1.67%	Interest Only	06/01/2017
171 17th Street Mortgage Loan (7)	79,500	79,500	One-month LIBOR + 1.45%	2.69%	Interest Only(3)	09/01/2018
Reston Square Mortgage Loan	23,840	29,800	One-month LIBOR + 1.50%	1.67%	Interest Only	02/01/2018
Ten Almaden Mortgage Loan (8)	63,540	63,540	One-month LIBOR + 1.65%	1.82%	Interest Only	01/01/2018
Towers at Emeryville Mortgage Loan (9)	142,500	142,500	One-month LIBOR + 1.75%	1.92%	Interest Only	01/15/2018
101 South Hanley Mortgage Loan (10)	34,500	34,500	One-month LIBOR + 1.55%	1.72%	Interest Only(3)	01/01/2020
3003 Washington Boulevard Mortgage Loan	89,000	89,000	One-month LIBOR + 1.55%	1.72%	Interest Only	02/01/2020
Total Notes Payable	$1,246,938	$1,322,898
_____________________
(1) Contractual interest rate represents the interest rate in effect under the loan as of March 31, 2015. Effective interest rate is calculated as the actual interest rate in effect as of March 31, 2015 (consisting of the contractual interest rate and the effect of interest rate swaps, if applicable), using interest rate indices as of March 31, 2015, where applicable. For further information regarding the Company's derivative instruments, see Note 7, “Derivative Instruments.”

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2015
(unaudited)

(2) Represents the maturity date as of March 31, 2015; subject to certain conditions, the maturity dates of certain loans may be extended beyond the dates shown.
(3) Represents the payment type required under the loan as of March 31, 2015. Certain future monthly payments due under these loans also include amortizing principal payments. For more information of the Company’s contractual obligations under its notes payable, see five-year maturity table below.
(4) As of March 31, 2015, the Portfolio Loan was secured by Domain Gateway, the McEwen Building, Gateway Tech Center, the Tower on Lake Carolyn and 201 Spear Street. The face amount of the Portfolio Loan is $200.0 million, of which $130.0 million is term debt and $70.0 million is revolving debt. As of March 31, 2015, the outstanding balance under the loan was $130.0 million of term debt. As of March 31, 2015, an additional $60.3 million of revolving debt remained available for immediate future disbursements, subject to certain conditions set forth in the loan agreement. The remaining $9.7 million of revolving debt was available for future disbursements upon the Company meeting certain financial coverage ratios and subject to certain conditions set forth in the loan agreement. During the term of the Portfolio Loan, the Company has an option, which may be exercised up to three times, to increase the loan amount to a maximum of $350.0 million, of which 65% would be non-revolving debt and 35% would be revolving debt, with the addition of one or more properties to secure the Portfolio Loan, subject to certain conditions contained in the loan documents.
(5) The National Office Portfolio Mortgage Loan is secured by One Washingtonian Center, Preston Commons and Sterling Plaza.
(6) As of March 31, 2015, $215.0 million of term debt was outstanding and $40.0 million remained available for future disbursements, subject to certain terms and conditions contained in the loan documents.
(7) As of March 31, 2015, $79.5 million had been disbursed to the Company and $6.0 million remained available to be used for future disbursements, subject to certain conditions set forth in the loan documents. Monthly payments are initially interest-only. Beginning October 1, 2017 and continuing on the first day of each month thereafter through the maturity date of the loan, the committed amount of $85.5 million (the “Committed Amount”) will be reduced by $69,300 per month. To the extent that, following any such reduction in the Committed Amount, the outstanding principal balance of the loan exceeds the then Committed Amount, the 171 17th Street owner will pay to the lender a principal payment in an amount sufficient to reduce the outstanding principal balance of the loan to an amount less than the then reduced Committed Amount. The remaining principal balance, all accrued and unpaid interest and any other amounts will be due at maturity.
(8) As of March 31, 2015, $63.5 million had been disbursed to the Company and $13.1 million remained available for future disbursements, subject to certain conditions set forth in the loan documents.
(9) As of March 31, 2015, $142.5 million had been disbursed to the Company and $32.5 million remained available for future disbursements, subject to certain conditions set forth in the loan documents.
(10) As of March 31, 2015, $34.5 million had been disbursed to the Company and $12.7 million remained available to be used for future disbursements, subject to certain conditions set forth in the loan documents.
As of March 31, 2015 and December 31, 2014, the Company’s deferred financing costs were $10.5 million and $11.2 million, respectively, net of amortization, and are included in deferred financing costs, prepaid expenses and other assets on the accompanying consolidated balance sheets.
During the three months ended March 31, 2015 and 2014, the Company incurred $12.4 million and $5.3 million of interest expense, respectively. As of March 31, 2015 and December 31, 2014, $2.7 million and $2.4 million of interest expense were payable, respectively. Included in interest expense for the three months ended March 31, 2015 and 2014 were $0.8 million and $0.5 million of amortization of deferred financing costs, respectively. Interest expense incurred as a result of the Company’s derivative instruments for the three months ended March 31, 2015 and 2014 were $5.2 million and $1.0 million, respectively.
The following is a schedule of maturities, including principal amortization payments, for all notes payable outstanding as of March 31, 2015 (in thousands):

April 1, 2015 through December 31, 2015	$—
2016	1,357
2017	293,231
2018	731,808
2019	2,581
Thereafter	217,961
$1,246,938
The Company’s notes payable contain financial debt covenants. As of March 31, 2015, the Company was in compliance with these debt covenants.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2015
(unaudited)

7.	DERIVATIVE INSTRUMENTS
The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates. The primary goal of the Company’s risk management practices related to interest rate risk is to prevent changes in interest rates from adversely impacting the Company’s ability to achieve its investment return objectives. The Company does not enter into derivatives for speculative purposes.
The Company enters into interest rate swaps as a fixed rate payer to mitigate its exposure to rising interest rates on its variable rate notes payable. The value of interest rate swaps is primarily impacted by interest rates, market expectations about interest rates, and the remaining life of the instrument. In general, increases in interest rates, or anticipated increases in interest rates, will increase the value of the fixed rate payer position and decrease the value of the variable rate payer position. As the remaining life of the interest rate swap decreases, the value of both positions will generally move towards zero.
The Company enters into interest rate caps to mitigate its exposure to rising interest rates on its variable rate notes payable. The values of interest rate caps are primarily impacted by interest rates, market expectations about interest rates, and the remaining life of the instrument. In general, increases in interest rates, or anticipated increases in interest rates, will increase the value of interest rate caps. As the remaining life of an interest rate cap decreases, the value of the instrument will generally decrease towards zero.
The following table summarizes the notional amount and other information related to the Company’s interest rate swaps and cap as of March 31, 2015 and December 31, 2014. The notional amount is an indication of the extent of the Company’s involvement in each instrument at that time, but does not represent exposure to credit, interest rate or market risks (dollars in thousands):

	March 31, 2015		December 31, 2014			Weighted-Average Fix Pay Rate	Weighted-Average Remaining Term in Years
Derivative Instruments	Number of Instruments	Notional Amount	Number of Instruments	Notional Amount	Reference Rate as of March 31, 2015
Derivative instruments designated as hedging instruments
Interest Rate Swaps (1)	7	$625,130	7	$625,130	One-month LIBOR/ Fixed at 0.79% - 1.68%	1.35%	3.2

Derivative instruments not designated as hedging instruments
Interest Rate Swaps (1)	6	$353,380	4	$264,680	One-month LIBOR/ Fixed at 1.81% - 2.37%	2.14%	2.9
Interest Rate Cap (2)	1	$353,380	—	$—	One-month LIBOR at 2.46%	2.46%	1.8
_____________________
(1) Included in these amounts are seven forward interest rate swaps with an aggregate notional amount of $403.4 million that were not yet in effect as of March 31, 2015. These seven interest rate swaps will become effective at various times between 2015 and 2017.
(2) On January 7, 2015, the Company entered into an interest rate cap with an unaffiliated LIBOR cap provider, for a notional amount of $353.4 million, effective from January 7, 2015 to June 30, 2016. The notional amount on the interest rate cap is reduced to $147.3 million from July 1, 2016 to January 1, 2017.
The following table sets forth the fair value of the Company’s derivative instruments as well as their classification on the consolidated balance sheets as of March 31, 2015 and December 31, 2014 (dollars in thousands):

		March 31, 2015		December 31, 2014
Derivative Instruments	Balance Sheet Location	Number of Instruments	Fair Value	Number of Instruments	Fair Value
Derivative instruments designated as hedging instruments
Interest Rate Swaps	Deferred financing costs, prepaid expenses and other assets, at fair value	1	$59	2	$431
Interest Rate Swaps	Other liabilities, at fair value	6	$(6,907)	5	$(2,621)

Derivative instruments not designated as hedging instruments
Interest Rate Swaps	Other liabilities, at fair value	6	$(4,871)	4	$(1,494)
Interest Rate Cap	Deferred financing costs, prepaid expenses and other assets, at fair value	1	$51	—	$—

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2015
(unaudited)

The change in fair value of the effective portion of a derivative instrument that is designated as a cash flow hedge is recorded as other comprehensive income (loss) on the accompanying consolidated statements of comprehensive income (loss) and as other comprehensive income on the accompanying consolidated statements of stockholders’ equity. Amounts in other comprehensive income (loss) will be reclassified into earnings in the periods in which earnings are affected by the hedged cash flow.  The change in fair value of the ineffective portion is recognized directly in earnings. With respect to swap agreements that were terminated for which it remains probable that the original hedged forecasted transactions (i.e., LIBOR-based debt service payments) will occur, the loss related to the termination of these swap agreements is included in accumulated other comprehensive income (loss) and is reclassified into earnings over the period of the original forecasted hedged transaction. The change in fair value of a derivative instrument that is not designated as a cash flow hedge is recorded as interest expense in the accompanying consolidated statements of operations. The following table summarizes the effects of derivative instruments on the Company’s consolidated statements of operations (in thousands):

	For the Three Months Ended March 31,
	2015	2014
Income statement related
Derivatives designated as hedging instruments
Amount of expense recognized on interest rate swaps (effective portion)	$1,651	$963
	1,651	963

Derivatives not designated as hedging instruments
Unrealized loss on interest rate swaps	3,376	—
Unrealized loss on interest rate cap	124	—
	3,500	—
Increase in interest expense as a result of derivatives	$5,151	$963

Other comprehensive income related
Unrealized losses on derivative instruments	$6,309	$2,194
During the three months ended March 31, 2015, there was no ineffective portion related to the change in fair value of the cash flow hedges. During the next 12 months, the Company expects to recognize additional interest expense related to derivative instruments designated as cash flow hedges. The present value of the additional interest expense expected to be recognized over the next 12 months related to derivative instruments designated as cash flow hedges totaled $6.2 million as of March 31, 2015 and was included in accumulated other comprehensive income (loss).

8.	FAIR VALUE DISCLOSURES
Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2015
(unaudited)

The fair value for certain financial instruments is derived using a combination of market quotes, pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of assets and liabilities for which it is practicable to estimate the fair value:
Cash and cash equivalents, rent and other receivables, and accounts payable and accrued liabilities: These balances approximate their fair values due to the short maturities of these items.
Real estate loan receivable: The Company’s real estate loan receivable is presented in the accompanying consolidated balance sheets at its amortized cost net of recorded loan loss reserves and not at fair value. The fair value of the real estate loan receivable was estimated using an internal valuation model that considered the expected cash flows for the loan, underlying collateral value and estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements. The Company classifies these inputs as Level 3 inputs.
Derivative instruments: The Company’s derivative instruments are presented at fair value on the accompanying consolidated balance sheets. The valuation of these instruments is determined using a proprietary model that utilizes observable inputs. As such, the Company classifies these inputs as Level 2 inputs. The proprietary model uses the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and volatility. The fair values of interest rate swaps are estimated using the market standard methodology of netting the discounted fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of interest rates (forward curves) derived from observable market interest rate curves. In addition, credit valuation adjustments, which consider the impact of any credit risks to the contracts, are incorporated in the fair values to account for potential nonperformance risk.
Notes payable: The fair values of the Company’s notes payable are estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of a liability in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.
The following were the face values, carrying amounts and fair values of the Company’s real estate loan receivable and notes payable as of March 31, 2015 and December 31, 2014, which carrying amounts generally do not approximate the fair values (in thousands):

	March 31, 2015			December 31, 2014
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial assets:
Real estate loan receivable	$21,462	$21,498	$21,441	$19,968	$20,010	$19,914
Financial liabilities:
Notes payable	$1,246,938	$1,246,938	$1,249,005	$1,322,898	$1,322,898	$1,324,139
Disclosure of the fair values of financial instruments is based on pertinent information available to the Company as of the period end and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of value at a future date could be materially different.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2015
(unaudited)

During the three months ended March 31, 2015, the Company measured the following assets and liabilities at fair value (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:
Asset derivatives - interest rate swap	$59	$—	$59	$—
Asset derivatives - interest rate cap	51	—	51	—
Liability derivatives - interest rate swaps	(11,778)	—	(11,778)	—

9.	RELATED PARTY TRANSACTIONS
The Company has entered into the Advisory Agreement with the Advisor and the Dealer Manager Agreement with the Dealer Manager. These agreements entitle the Advisor and/or the Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and entitle the Advisor to specified fees upon the provision of certain services with regard to the investment of funds in real estate investments, the management of those investments, among other services, and the disposition of investments, as well as reimbursement of organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company, such as expenses related to the Offering and dividend reinvestment plan, and certain costs incurred by the Advisor in providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement. The Company has also entered into a fee reimbursement agreement with the Dealer Manager pursuant to which the Company agreed to reimburse the Dealer Manager for certain fees and expenses it incurs for administering the Company’s participation in the DTCC Alternative Investment Product Platform with respect to certain accounts of the Company’s investors serviced through the platform. The Advisor and Dealer Manager also serve as the advisor and dealer manager, respectively, for KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., KBS Strategic Opportunity REIT, Inc., KBS Legacy Partners Apartment REIT, Inc. and KBS Strategic Opportunity REIT II, Inc. and expect to serve as the advisor and dealer manager, respectively, for KBS Growth & Income REIT, Inc.

On January 6, 2014, the Company, together with KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., KBS Strategic Opportunity REIT, Inc., KBS Legacy Partners Apartment REIT, Inc., KBS Strategic Opportunity REIT II, Inc., the Dealer Manager, the Advisor and other KBS-affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers is allocated by the Advisor and its insurance broker among each of the various entities covered by the program, and is billed directly to each entity. The allocation of these shared coverage costs is proportionate to the pricing by the insurance marketplace for the first tiers of directors and officers liability coverage purchased individually by each REIT. The Advisor’s and the Dealer Manager’s portion of the shared lower tiers’ cost is proportionate to the respective entities’ prior cost for the errors and omissions insurance.
During the three months ended March 31, 2015 and 2014, no other business transactions occurred between the Company and KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., KBS Strategic Opportunity REIT, Inc., KBS Legacy Partners Apartment REIT, Inc. and KBS Strategic Opportunity REIT II, Inc.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2015
(unaudited)

Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the three months ended March 31, 2015 and 2014, respectively, and any related amounts payable as of March 31, 2015 and December 31, 2014 (in thousands):

	Incurred		Payable as of
	Three Months Ended March 31,		March 31,	December 31,
	2015	2014	2015	2014
Expensed
Asset management fees (1)	$4,317	$2,459	$5,166	$3,465
Reimbursement of operating expenses (2)	39	27	49	36
Real estate acquisition fees	—	1,705	—	—
Additional Paid-in Capital
Selling commissions	17,084	8,202	—	—
Dealer manager fees	8,076	3,955	—	—
Reimbursable other offering costs (3)	903	1,122	206	53
	$30,419	$17,470	$5,421	$3,554
_____________________
(1) As of March 31, 2015, the Company had accrued and deferred payment of $5.2 million of asset management fees. See “Deferral of Asset Management Fees” below.
(2) The Advisor may seek reimbursement for certain employee costs under the Advisory Agreement. The Company has reimbursed the Advisor for the Company’s allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. These amounts totaled $33,000 and $27,000 for the three months ended March 31, 2015 and 2014, respectively, and were the only employee costs reimbursed under the Advisory Agreement for the three months ended March 31, 2015 and 2014, respectively. The Company will not reimburse for employee costs in connection with services for which the Advisor earns acquisition or origination fees or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company’s executive officers.
(3) Also see “Other Offering Costs” below.
In connection with the Offering, the Company’s sponsors agreed to provide additional indemnification to one of the participating broker dealers.  The Company agreed to add supplemental coverage to its directors’ and officers’ insurance coverage to insure the sponsors’ obligations under this indemnification agreement in exchange for reimbursement by the sponsors to the Company for all costs, expenses and premiums related to this supplemental coverage. During the three months ended March 31, 2015, the Advisor had not incurred any costs of the supplemental coverage obtained by the Company.
Other Offering Costs
Pursuant to the Advisory Agreement, the Advisor would be obligated to reimburse the Company to the extent organization and offering costs incurred by the Company in each of the Offering and the Follow-on Offering exceed 15% of the gross offering proceeds of the respective offering. As of March 31, 2015, organizational and offering costs in the Offering did not exceed 15% of the gross offering proceeds. From inception through March 31, 2015, the Company had recorded $1.2 million of offering costs related to the Follow-on Offering.
As of March 31, 2015, the Company had not commenced the Follow-on Offering and does not anticipate raising significant proceeds, if any, in the Follow-on Offering. As such, the Company classified $1.2 million of offering costs as due from affiliate on its consolidated balance sheet. Prior to March 31, 2015, the Company classified offering costs related to the Follow-on Offering as deferred financing costs, prepaid expenses and other assets. These amounts have been reclassified as due from affiliate for all periods presented on the accompanying consolidated balance sheets.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2015
(unaudited)

Deferral of Asset Management Fees
Pursuant to the Advisory Agreement, with respect to asset management fees accruing from March 1, 2014, the Advisor has agreed to defer, without interest, the Company’s obligation to pay asset management fees for any month in which the Company’s modified funds from operations (“MFFO”) for such month, as such term is defined in the practice guideline issued by the Investment Program Association (“IPA”) in November 2010 and interpreted by the Company, excluding asset management fees, does not exceed the amount of distributions declared by the Company for record dates of that month. The Company remains obligated to pay the Advisor an asset management fee in any month in which the Company's MFFO, excluding asset management fees, for such month exceeds the amount of distributions declared for the record dates of that month (such excess amount, an “MFFO Surplus”); however, any amount of such asset management fee in excess of the MFFO Surplus will also be deferred under the Advisory Agreement. If the MFFO Surplus for any month exceeds the amount of the asset management fee payable for such month, any remaining MFFO Surplus will be applied to pay any asset management fee amounts previously deferred in accordance with the Advisory Agreement.
However, notwithstanding the foregoing, any and all deferred asset management fees that are unpaid will become immediately due and payable at such time as the Company's stockholders have received, together as a collective group, aggregate distributions (including distributions that may constitute a return of capital for federal income tax purposes) sufficient to provide (i) an 8.0% per year cumulative, noncompounded return on such net invested capital (the “Stockholders’ 8% Return”) and (ii) a return of their net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to the Company's share redemption program. The Stockholders’ 8% Return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of the Company's stockholders to have received any minimum return in order for the Advisor to receive deferred asset management fees.
As of March 31, 2015, the Company had accrued and deferred payment of $5.2 million of asset management fees under the Advisory Agreement, as the Company believes the payment of this amount to the Advisor is probable. These fees will be reimbursed in accordance with the terms noted above.

10.	COMMITMENTS AND CONTINGENCIES
Economic Dependency
The Company is dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common and, if applicable, preferred stock available for issue; the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that the Advisor and the Dealer Manager are unable to provide the respective services, the Company will be required to obtain such services from other sources.
Legal Matters
From time to time, the Company may be party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the Company’s results of operations or financial condition, which would require accrual or disclosure of the contingency and possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.
Environmental
As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Compliance with existing environmental laws is not expected to have a material adverse effect on the Company’s financial condition and results of operations as of March 31, 2015.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2015
(unaudited)

11.	SUBSEQUENT EVENTS
The Company evaluates subsequent events up until the date the consolidated financial statements are issued.
Status of the Offering
The Company commenced the Offering on October 26, 2010. As of May 11, 2015, the Company had sold 162,925,910 shares of common stock in the Offering for gross offering proceeds of $1.7 billion, including 6,890,237 shares of common stock sold under its dividend reinvestment plan for gross offering proceeds of $67.2 million. Also as of May 11, 2015, the Company had redeemed 970,415 of the shares sold in the Offering for $9.4 million.
Distributions Paid
On April 1, 2015, the Company paid distributions of $7.9 million, which related to distributions declared for daily record dates for each day in the period from March 1, 2015 through March 31, 2015. On May 1, 2015, the Company paid distributions of $8.3 million, which related to distributions declared for daily record dates for each day in the period from April 1, 2015 through April 30, 2015.
Distributions Declared
On May 13, 2015, the Company’s board of directors declared distributions based on daily record dates for the period from June 1, 2015 through June 30, 2015, which the Company expects to pay in July 2015, and distributions based on daily record dates for the period from July 1, 2015 through July 31, 2015, which the Company expects to pay in August 2015. Investors may choose to receive cash distributions or purchase additional shares through the Company’s dividend reinvestment plan.
Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 6.5% annualized rate based on the initial primary Offering purchase price of $10.00 per share or a 6.18% annualized rate based on the current primary Offering purchase price of $10.51 per share.
Probable Acquisition Subsequent to March 31, 2015
Probable Acquisition of Village Center Station
On May 1, 2015, the Company, through an indirect wholly owned subsidiary, entered into a purchase agreement to acquire an office property containing 234,915 rentable square feet located on approximately 3.2 acres of land in the Denver submarket of Greenwood Village, Colorado (“Village Center Station”). The seller is not affiliated with the Company or the Advisor. The contractual purchase price of Village Center Station is approximately $76.7 million plus closing costs. Pursuant to the purchase agreement, the Company would be obligated to purchase the property only after satisfaction of agreed upon closing conditions. There can be no assurance that the Company will complete the acquisition. In some circumstances, if the Company fails to complete the acquisition, it may forfeit up to $2.0 million of earnest money.
Village Center Station was constructed in 2009.  As of May 1, 2015, Village Center Station was 99% leased to 11 tenants with a weighted-average remaining lease term of 4.9 years.
Financing Subsequent to March 31, 2015
Rocklin Corporate Center Mortgage Loan
On May 6, 2015, the Company, through an indirect wholly owned subsidiary (the “Rocklin Corporate Center Borrower”), entered into a mortgage loan with an unaffiliated lender for borrowings of up to $22.9 million secured by Rocklin Corporate Center (the “Rocklin Corporate Center Mortgage Loan”). At closing, $19.1 million of the loan was funded and the remaining $3.8 million was available for future disbursements to be used for tenant improvements and leasing commissions, subject to certain terms and conditions contained in the loan documents. The Rocklin Corporate Center Mortgage Loan matures on June 5, 2018, with two one-year extension options, subject to certain terms and conditions contained in the loan documents. The Rocklin Corporate Center Mortgage Loan bears interest at a floating rate of 150 basis points over one-month LIBOR. Monthly payments are interest-only during the initial term. The Rocklin Corporate Center Borrower has the right to repay the loan in part and in whole at any time subject to certain conditions and fees as described in the loan documents.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2015
(unaudited)

KBS REIT Properties III, LLC (“REIT Properties III”), the Company’s wholly owned subsidiary, is providing a guaranty of an amount not greater than 25% of the outstanding balance of the Rocklin Corporate Center Mortgage Loan on the date the loan becomes due and payable in full. REIT Properties III is also providing, in certain circumstances as described in the guaranty, a guaranty with respect to any cost, loss or damage suffered by the lender under the Rocklin Corporate Center Mortgage Loan as a result of certain intentional actions committed by the Rocklin Corporate Center Borrower and/or REIT Properties III in violation of the loan documents. REIT Properties III is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Rocklin Corporate Center Mortgage Loan in the event of certain transfer, encumbrance, bankruptcy or insolvency proceedings involving the Rocklin Corporate Center Borrower or REIT Properties III and/or any of their affiliates.